2022

ANNUAL REPORT

 CSB BANCORP, INC.



Enduring Greatness

Our mission as an independent community bank is to provide high quality financial services through valued employees, thereby meeting the needs of customers and the diverse communities we serve, while generating profit and increasing value for our shareholders.

2022
FINANCIAL HIGHLIGHTS

For the Year Ended December 31	2022	2021	% CHANGE
(Dollars in thousands, except per share data)			
CONSOLIDATED RESULTS			
Net interest income	$ **32,323**	$ 27,517	17%
Net interest income – fully taxable-equivalent ("FTE") basis	**32,468**	27,671	17
Noninterest income	**6,711**	7,325	(8)
Provision for loan losses	**(895)**	(655)	37
Noninterest expense	**23,393**	22,093	6
Net income	**13,313**	10,837	23
AT YEAR-END			
Loans, net	$ **620,333**	$ 541,536	15%
Assets	**1,159,108**	1,144,239	1
Deposits	**1,023,417**	1,002,747	2
Shareholders' equity	**95,920**	97,315	(1)
Cash dividends declared	**1.30**	1.22	7
Book value	**35.43**	35.80	(1)
Tangible book value	**33.68**	34.06	(1)
Market price	**38.50**	37.75	2
Basic and diluted earnings per share	**4.91**	3.97	24
FINANCIAL PERFORMANCE			
Return on average total assets	**1.16%**	0.97%	
Return on average equity	**14.04**	11.27	
Net interest margin, FTE basis	**2.98**	2.63	
Efficiency ratio	**59.70**	63.05	
CAPITAL RATIOS			
Risk-based capital:			
Common equity tier 1	**15.05%**	16.25%	
Tier 1	**15.05**	16.25	
Total	**16.04**	17.50	
Leverage	**8.79**	8.34	

TABLE OF
CONTENTS

Dear Fellow Shareholder,

In last year's annual letter, we shared our view that the economy appeared to be pivoting away from being driven by COVID and its economic derivatives. We expected the transition from pandemic era to new normal would be uneven, unpredictable, and include periods of market volatility. The economy needed to sort out the vestiges of fiscal and monetary policy responses to the former crisis, and supply chain disruptions needed to further abate in many areas.

This year continued that storyline. Normalization in many sectors has been occurring, but the process is not complete and new challenges have moved to the forefront. High inflation has been particularly problematic. Initially viewed by many as transitory or episodic with a relatively short life cycle, a strong inflationary pattern has proven stubbornly persistent, and has engendered a range of spinoff effects, most of which are not particularly helpful to a healing economy. The Fed chose to battle this inflation head-on with a series of stout interest rate hikes.

The dual effects of this high inflation and higher interest rates are plainly visible as the economy grapples to regain solid footing and momentum. A great deal of work remains to tame inflation, and some sizeable uncertainties continue to loom over the economic outlook for the coming year.

We are fortunate that our market area has come out of the pandemic in relatively good shape. Household and business balance sheets are generally sound, jobs are plentiful, and wages have risen. Community institutions – schools, not-for-profit organizations, municipalities – are supporting and sustaining the quality of life that residents of this area highly value.

Our bank has remained agile and responsive to marketplace conditions. Some areas of our banking services are in very high demand, while demand for other areas is relatively soft. This is primarily due to a range of issues including higher than normal customer funds liquidity and the dampening effect of rising prices and higher interest rates on spending and capital investment patterns.

THE NUMBERS STORY

By the end of 2021, our balance sheet had topped $1 billion in assets, having increased 40% in two years due to rapid deposit growth as households and businesses shifted from spending to saving. That deposit growth generated a lot of excess cash on our balance sheet, albeit with very little earnings at near zero rates on overnight funds. This year, deposit growth slowed. Average deposit balances for the year increased at a 5% pace after the sharp increases of 23% in 2021 and 24% in 2020. Businesses and households alike have returned to more normalized saving and spending patterns as COVID's grip diminished and CARES Act stimulus payments ended. Businesses have increased the pace of investment spending to replace aging assets and expand operations.

Deposits are liabilities on our balance sheet, with costs to maintain them. We noted in last year's letter that we had entered a period of having to grow the rest of the bank – specifically our earning assets – to match our new deposit size. Throughout 2022 we deployed as much cash as we could into the modestly improving loan demand in our markets; however, organic loan demand was not sufficient to burn through the excess cash. Rising market interest rates afforded us the opportunity to deploy a large quantity of the remaining excess cash into securities earning higher yields than overnight cash funds. As loan demand continues to grow, we plan to shift some of our earning assets out of the securities





EDDIE STEINER
President and Chief Executive Officer



ROBERT BAKER
Chairman of the Board of Directors



	2019	2020	2021	2022
Net Income	$10,414,000	$10,568,000	$10,837,000	$13,313,000
Return On Assets	1.36%	1.13%	0.97%	1.16%
Efficiency Ratio	58%	58%	63%	60%

portfolio and back into loans we make in our markets.

Deploying our excess cash at the higher interest rates generated more than $4 million in incremental pre-tax revenue during 2022, driving full year net income to $13.3 million, an increase of $2.5 million, or 23% from the prior year. The increased pre-tax earnings also contributed significantly to other performance metrics such as return on average assets, return on equity, and efficiency ratio.

LOANS

On December 31, 2022, net loan balances stood at $620 million, a new year end high point for the bank and up 15% from the prior year. It is worth noting that there has been considerable shifting within the mix of new loans coming onto our books.

Interest rates for 30-year fixed rate mortgages moved sharply upward this year. In response, borrower demand softened and shifted into loan products with lower fixed rates for shorter periods of time. As a result, we are holding a larger percentage of mortgage originations on our balance sheet. Total residential mortgage volume for purchase and refinance transactions declined 30% in 2022, although still registering as our third highest year of total originations on record after falling 19% in 2021 from record levels in 2020. The much higher rate environment for home mortgages as compared to record low rates in 2020 virtually quashed refinancing demand and has caused some potential homebuyers to move to the sideline. Escalating home prices, limited supply of available houses for sale, building material prices and some supply chain issues have also contributed to the comparatively soft demand for home mortgage loans.

Business borrowing has been a mixed bag as well. Commercial loan demand improved during 2022 as borrowers worked off some of the excess liquidity from stimulus funds and better economic conditions supported business growth. Loan inquiry discussions for equipment purchases, building expansions, construction, temporary line of credit increases, property purchases, and whole business transactions have all been at interest levels indicative of an improving business cycle. Actual borrowing for expansion, acquisition, and asset replacement needs has increased, but operating lines of credit remain lightly used after having been largely paid down with PPP loan monies that were then forgiven under the program. At year-end 2022, we had $229 million in committed but unused commercial operating lines of credit and HELOC balances. This is a notably higher amount of unused commitments than would usually be expected. Part of that is due to borrower caution, as well as avoidance of carrying unnecessary balances at the higher current interest rates. We anticipate more normalized usage patterns in operating lines of credit to emerge as the economy steadies itself.

Credit quality remains very good within the loan portfolio. We are watching carefully for signs of weakness in cases where borrowers have relatively high debt to income ratios that could expose vulnerabilities if higher interest rates prevail for a lengthy period.

SECURITIES PORTFOLIO

Average securities balances grew by more than $150 million, or 68%, with yields improving from an average of 1.38% to 1.86%, generating $4 million in increased revenue from the portfolio on the year. The preponderance of securities on our balance sheet are backed by the U.S. government or government agencies, providing a safe and steady stream of cash flow from monthly interest and principal paydowns. Additionally, our average overnight surplus funds on deposit with other banks decreased $148 million, or 57%, but the average yield on overnight monies improved from 0.13% to 1.52%, generating an additional $1.4 million in interest earnings.

FIGHTING INFLATION WITH HIGHER INTEREST RATES

Two full years after it began to spike in the first quarter of 2021, inflation remains troublesomely high in the U.S. and across much of the globe. To combat the pernicious effects of high inflation, the Federal Reserve began raising short-term interest rates (the so-called Discount Rate) in March 2022, seeking to slow demand for goods and services and thus force a softening of prices. The Fed implemented seven interest rate hikes during 2022, resulting in Prime rate rising from 3.25%



Monthly CPI Inflation & Fed Discount Rate

CPI Inflation Rate   Discount Rate

in January to 7.5% by year end. Prime Rate is generally 3.0% above the Discount Rate. As we pen this letter in early March, Prime stands at 7.75% and the Fed is widely expected to keep raising rates, with the Prime Rate projected to crest between 8.5%-9% by the end of 2023.

The higher interest rates appear to be having their intended effect, albeit slowly and somewhat unevenly. U.S. household inflation crested at 9.1% in June 2022, and declined to 6.5% by year end. The shelter component of consumer spending (rent and its equivalent cost for homeowners) remains stubbornly high, with prices rising 7.9% in 2022, while all other consumer goods and services inflated at a combined rate of 5.7%.

With much of the current inflation being driven by demand exceeding supply for many of the goods and services, the Fed may need to raise the discount rate above the rate of inflation and sustain that relationship for some time in order to permanently quash this inflationary cycle. As demand for goods and services softens in response to higher prices and higher interest rates, inflation is expected to lose its steam.

The Federal Reserve has also curtailed its active purchase support of U.S. government debt securities. Correspondingly, yields on U.S. Treasury securities have risen. Short-term government securities are currently yielding in the 5% range, while longer-term yields have climbed above 4%. Such a sizeable yield curve inversion (near-term maturities of

government debt yielding higher than long term maturities) is often viewed as portending an economic slowdown and potentially enough contraction in the economy to drop into recession. A recession is not the Federal Reserve's goal, but defeating inflation is currently 'job one' on the Fed's priority list.

As mentioned previously in this letter, household and business liquidity is diminishing now that CARES Act program distributions have wound down and higher prices are eating into cash reserves. Still, large sectors of the economy have not yet increased borrowing to normalized levels. As a result, the banking and financial industry has comparatively large amounts of money awaiting reinvigorated loan demand and more attractive investment opportunities. More than $2 trillion, a value equivalent to one month of total U.S. gross domestic product is parked on the sidelines awaiting more normalized flow of funds demand.

THE REST OF THE ECONOMY

The jobs market remains strong, with monthly growth in new jobs, low unemployment, and wage increases exceeding the pattern of most recent years.

All in all, the economy seems fundamentally sound other than the inflation dangers. We think that it may take another year or two to completely tame price inflation, and financial market volatility may be higher than normal in the coming year.



	2019	2020	2021	2022
Dividends Per Share	$1.08	$1.13	$1.22	$1.30
Earnings Per Share	$3.80	$3.85	$3.97	$4.91
Return On Equity	12.77%	11.71%	11.27%	14.04%

Some sectors of the economy will remain more affected by rising costs and prices than others, but overall, we believe the process of normalization will continue in a helpful direction. However, the chances of a recession during this inflationary and higher rate cycle remain quite possible.

Supply chain disruptions such as computer chip shortages, the war in Ukraine, and China/U.S. political and trade tensions remain wild cards as to their effect on U.S. economic normalization. Other unknowable risks could result from a significant miss on monetary or fiscal policy leading to a sharp contraction of the economy or further upward spiral of inflation. COVID has been relegated to a manageable endemic status across the population at large, though we are keenly aware that it continues to exact significant and even severe tolls on some individuals and households. A resurgence of some type of COVID derivative could again slow the pace of recovery.

CSB'S MARKET PRESENCE

We continue to grow in our primary market area. We currently rank 4th in deposit market share in the combined four county area comprised of Holmes, Tuscarawas, Wayne, and Stark counties, behind only Huntington, Chase, and PNC.

Our relationship approach to banking – providing noticeably different services that customers need and appreciate – continues to attract new business and household customers on a steady basis. We meet people where they are and we provide the channels of interaction that each customer prefers.

We offer excellent online and electronic banking services. Last year, we processed more than $1 billion in credit transactions from our mobile and remote deposit customers, more than $1 billion in ACH originations from cash management customers, more than $10 billion in total account credit transactions and more than $10 billion in account debit transactions. Our customers logged in to our online and mobile products more than 1.75 million times in 2022. While our digital interactions with customers continue to grow, we're still happy and proud to personally serve each CSB customer.

DIGITAL ROADMAP

As you might expect, we have a talented team working on continually enhancing our technology deployment. Much of their work is behind the scenes. Automated workflow is speeding up our processes. We continue to enhance online access capabilities for electronic services. Data analysis for improved trend identification and reporting is being developed by a team of CSB analysts. Monitoring and surveillance software to help ward off fraud attempts, protect customer identities and funds, and provide effective input for cybersecurity enhancements is a strong focus of our technology team. All these efforts are part of a digital roadmap to continue to move CSB on its journey to enduring greatness.

APPRECIATION

The CSB team is comprised of dedicated individuals, highly engaged at work and in their respective families and communities. They are what make CSB a special company. All their efforts are for the customers and communities we serve. And yet, none of it would be possible without the continued support of our fellow shareholders. We work diligently to provide compelling value for your investment by distributing a portion of profits every year in the form of dividends, by growing the value of your investment over time through increased earnings per share and book value per share, and by being careful with the capital our shareholders provide.

As stewards of your investment, we maintain a strong balance sheet, support community initiatives through customer service and community engagement, and conduct all banking activities with the utmost integrity and respect for all parties with whom we interact. We remain grateful for your support.

Thank You Fellow Shareholder.

INTRODUCTION

CSB Bancorp, Inc. (the "Company" or "CSB") was incorporated under the laws of the State of Ohio in 1991 and is a registered financial holding company. The Company's wholly owned subsidiaries are The Commercial and Savings Bank (the "Bank") and CSB Investment Services, LLC. The Bank is chartered under the laws of the State of Ohio and was organized in 1879. The Bank is a member of the Federal Reserve System, with deposits insured by the Federal Deposit Insurance Corporation, and its primary regulators are the Ohio Division of Financial Institutions and the Federal Reserve Board.

The Company, through the Bank, provides retail and commercial banking services to its customers including checking and savings accounts, time deposits, cash management, safe deposit facilities, commercial loans, real estate mortgage loans, consumer loans, IRAs, night depository facilities, and trust and brokerage services. Its customers are located primarily in Holmes, Stark, Tuscarawas, Wayne, and portions of surrounding counties in Ohio.

Economic activity in the Company's market area declined moderately in the fourth quarter of 2022 after solid growth earlier in the year stemming from a continued recovery following the COVID-19 pandemic economic effects of 2020. Demand for goods and services slowed during the fourth quarter 2022 with households spending more on necessities and less on discretionary items. Supply chain challenges improved during the year. Consumer spending has softened due to inflation pressures and increased interest rates. Reported unemployment levels in December 2022 ranged from 2.9% to 4.0% in the four primary counties served by the Company. These levels increased from the December 2021 range of 2.0% to 3.5% in the four counties served by the Company. Labor demand remained solid as competition for workers has put upward pressure on labor costs. The local housing market continues to be strong with extremely low inventory levels. Residential construction has declined year over year with higher interest rates as the main factor reducing demand.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations are not related to historical results but are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein and in future reports and statements are not guarantees of future performance. Actual results may differ materially from those in forward-looking statements because of various risk factors as discussed in this annual report. The Company does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions to any forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of such statements.

FINANCIAL DATA

The following table sets forth certain selected consolidated financial information:

(Dollars in thousands, except per share data)	2022	2021	2020	2019	2018
Statements of income:					
Total interest income	$ 34,819	$ 29,529	$ 31,066	$ 32,461	$ 29,637
Total interest expense	2,496	2,012	2,913	4,062	2,886
Net interest income	32,323	27,517	28,153	28,399	26,751
Provision (recovery) for loan losses	(895)	(655)	1,650	1,140	1,316
Net interest income after provision (recovery) for loan losses	33,218	28,172	26,503	27,259	25,435
Noninterest income	6,711	7,325	6,935	5,428	4,758
Noninterest expense	23,393	22,093	20,342	19,769	18,518
Income before income taxes	16,536	13,404	13,096	12,918	11,675
Income tax provision	3,223	2,567	2,528	2,504	2,263
Net income	$ 13,313	$ 10,837	$ 10,568	$ 10,414	$ 9,412
Per share of common stock:					
Basic earnings per share	$ 4.91	$ 3.97	$ 3.85	$ 3.80	$ 3.43
Diluted earnings per share	4.91	3.97	3.85	3.80	3.43
Dividends	1.30	1.22	1.13	1.08	0.98
Book value	35.43	35.80	34.23	31.17	27.91
Average basic common shares outstanding	2,714,045	2,733,126	2,742,350	2,742,296	2,742,242
Average diluted common shares outstanding	2,714,045	2,733,126	2,742,350	2,742,296	2,742,242
Year-end balances:					
Loans, net	$ 620,333	$ 541,536	$ 600,885	$ 544,616	$ 543,067
Securities	401,144	311,245	204,184	130,721	110,913
Total assets	1,159,108	1,144,239	1,031,632	818,683	731,722
Deposits	1,023,417	1,002,747	891,562	683,546	606,498
Borrowings	35,011	39,937	41,879	45,219	45,940
Shareholders' equity	95,920	97,315	93,859	85,476	76,536
Average balances:					
Loans, net	$ 580,454	$ 554,547	$ 601,419	$ 545,483	$ 529,522
Securities	388,827	231,285	129,508	112,290	118,511
Total assets	1,151,925	1,111,808	931,330	765,722	716,243
Deposits	1,012,629	969,009	788,904	636,441	589,646
Borrowings	40,218	42,600	48,358	44,478	51,014
Shareholders' equity	94,850	96,145	90,247	81,548	73,002
Select ratios:					
Net interest margin, FTE basis[1]	2.98%	2.63%	3.22%	3.97%	3.98%
Return on average total assets	1.16	0.97	1.13	1.36	1.31
Return on average shareholders' equity	14.04	11.27	11.71	12.77	12.89
Average shareholders' equity as a percent of average total assets	8.23	8.65	9.69	10.65	10.19
Net loan charge-offs (recoveries) as a percent of average loans	(0.02)	0.00	0.06	0.01	0.19
Allowance for loan losses as a percent of loans at year-end	1.09	1.39	1.36	1.27	1.08
Shareholders' equity as a percent of total year-end assets	8.28	8.50	9.10	10.44	10.46
Dividend payout ratio[2]	26.48	30.73	29.35	28.42	28.57

[1]Net interest margin is shown on a fully taxable equivalent basis.
[2]Dividend payout ratio is calculated as dividends declared as a percentage of net income.

RESULTS OF OPERATIONS

Net Income

CSB's 2022 net income was $13.3 million compared to $10.8 million for 2021, an increase of 23%. Total revenue, net interest income plus noninterest income, increased $4.2 million, or 12%, over the prior year to a total of $39.0 million. The provision for loan losses decreased to a $895 thousand recovery as compared to a $655 thousand recovery for the prior year. Noninterest expense increased $1.3 million, or 6% and the provision for income tax increased $656 thousand over the prior year due to an increase in taxable income. Basic and diluted earnings per share were $4.91, up 24% from the prior year. The return on average assets was 1.16% in 2022 compared to 0.97% in 2021 and return on average equity was 14.04% in 2022 compared to 11.27% in 2021.

Net Interest Income

(Dollars in thousands)		**2022**		**2021**
Net interest income	$	32,323	$	27,517
Taxable equivalent[1]		145		154
Net interest income, FTE	$	32,468	$	27,671
Net interest margin		2.97%		2.61%
Taxable equivalent adjustment[1]		0.01		0.02
Net interest margin, FTE		2.98%		2.63%

[1]Taxable equivalent adjustments have been computed assuming a 21% tax rate in 2022, and 2021 (non-GAAP).

Net interest income is the largest source of the Company's revenue and consists of the difference between interest income generated on earning assets and interest expense incurred on liabilities (deposits, short-term and long-term borrowings). Volumes, interest rates, composition of interest-earning assets, and interest-bearing liabilities affect net interest income. Net interest income increased $4.8 million, or 17%, in 2022 compared to 2021. The increase was a result of a $5.3 million increase in interest income, partially offset by an increase of $484 thousand in interest expense. The FTE net interest margin increased to 2.98% from 2.63% in 2021.

Interest income increased $5.3 million, or 18%, in 2022 compared to 2021 primarily due to an increase of $4.1 million, or 155%, in taxable securities interest income due to an increase in average balances of $158 million and an increase in yield of 56 basis points ("bps"). Interest income on interest-earning deposits mainly held at the Federal Reserve increased $1.4 million in 2022 compared to 2021 primarily due to a 139 basis points yield increase. Interest income on loans decreased $109 thousand primarily due to a decrease of 22 basis points in yield which was partially offset by an increase in loan volume of $25 million. The decrease in yield occurred as Paycheck Protection Program ("PPP") loans were forgiven by the Small Business Administration ("SBA"), the bank recognized origination fees of $176 thousand in interest income in 2022 as compared to $2.8 million in 2021 on the forgiven PPP loans.

Interest expense increased $484 thousand, or 24%, in 2022 as compared to 2021 primarily due to rate increases of 7 bps on deposits and 10 basis points on other borrowed funds. Average interest-bearing demand and savings deposit balances increased $16 million during the year as savings rates continued but at a lesser pace than the prior year as the increase in the money supply created by the government to offset pandemic economic decreases was being phased out to consumers and businesses. Average time deposit balances decreased $5.6 million, and the average interest rate decreased 18 bps.

AVERAGE BALANCE SHEETS AND NET INTEREST MARGIN ANALYSIS

(Dollars in thousands)	2022 Average Balance[1]	Interest	Average Rate[2]	2021 Average Balance[1]	Interest	Average Rate[2]
Interest-earning assets						
Interest-earning deposits in other banks	$ 111,775	$ 1,703	1.52%	$ 259,789	$ 337	0.13%
Securities:						
Taxable	364,478	6,665	1.83	206,077	2,613	1.27
Tax Exempt[4]	24,349	553	2.27	25,208	577	2.28
Loans[3,4]	587,765	26,043	4.43	562,592	26,156	4.65
Total interest-earning assets	1,088,367	34,964	3.21%	1,053,666	29,683	2.82%
Noninterest-earning assets						
Cash and due from banks	20,435			19,891		
Bank premises and equipment, net	13,601			13,372		
Other assets	36,833			32,924		
Allowance for loan losses	(7,311)			(8,045)		
Total assets	$ 1,151,925			$ 1,111,808		
Interest-bearing liabilities						
Demand deposits	$ 240,904	648	0.27%	$ 259,111	317	0.12%
Savings deposits	315,881	670	0.21	281,888	281	0.10
Time deposits	118,085	1,017	0.86	123,659	1,286	1.04
Borrowed funds	40,218	161	0.40	42,600	128	0.30
Total interest-bearing liabilities	715,088	2,496	0.35%	707,258	2,012	0.28%
Noninterest-bearing liabilities and shareholders' equity						
Demand deposits	337,759			304,351		
Other liabilities	4,228			4,054		
Shareholders' equity	94,850			96,145		
Total liabilities and equity	$ 1,151,925			$ 1,111,808		
Net interest income[4]		32,468			27,671	
FTE adjustment		(145)			(154)	
GAAP net interest income		$ 32,323			$ 27,517	
Net interest margin FTE			2.98%			2.63%
Net interest spread			2.86%			2.54%

[1] Average balances have been computed on an average daily basis.
[2] Average rates have been computed based on the amortized cost of the corresponding asset or liability.
[3] Average loan balances include nonaccrual loans.
[4] Interest income is shown on a fully tax-equivalent basis (non-GAAP), reconciled to the GAAP amount at the bottom of the table.

The following table compares the impact of changes in average rates and changes in average volumes on net interest income:

RATE/VOLUME ANALYSIS OF CHANGES IN INCOME AND EXPENSE[1]

	2022 v. 2021		
(Dollars in thousands)	Net Increase (Decrease)	Volume	Rate
Increase (decrease) in interest income:			
Interest-earning deposits in other banks	$ 1,366	$ (2,255)	$ 3,621
Securities:			
Taxable	4,052	2,904	1,148
Tax Exempt[2]	(24)	(18)	(6)
Loans[2]	(113)	1,115	(1,228)
Total interest income change[2]	5,281	1,746	3,535
Increase (decrease) in interest expense:			
Demand deposits	331	(49)	380
Savings deposits	389	72	317
Time deposits	(269)	(48)	(221)
Borrowed funds	33	(10)	43
Total interest expense change	484	(35)	519
Net interest income change[2]	$ 4,797	$ 1,781	$ 3,016

[1]Changes attributable to both volume and rate, which cannot be segregated, have been allocated based on the absolute value of the change due to volume and the change due to rate.

[2]Interest income is shown on a fully tax-equivalent basis (non-GAAP).

Provision (Recovery) For Loan Losses

The provision (recovery) for loan losses is determined by management as the amount required to bring the allowance for loan losses to a level considered appropriate to absorb probable incurred net charge-offs inherent in the loan portfolio as of period end. During 2022 a recovery of credit losses of $895 thousand was recognized compared to a 2021 recovery of credit losses of $655 thousand. The recapture of provision for loan losses for the year primarily reflects the improvement in credit quality including the reduction of impaired and adversely classified loans, as well as the improvement in economic indicators including unemployment, residential real estate prices and consumer confidence. Nonperforming loans decreased $832 thousand from 2021 to 2022. See Financial Condition – Allowance for Loan Losses for additional discussion and information relative to the provision for loan losses.

Noninterest Income

		YEAR ENDED DECEMBER 31		
		Change from 2021		
(Dollars in thousands)	2022	Amount	%	2021
Service charges on deposit accounts	$ 1,174	$ 235	25 %	$ 939
Trust services	954	(105)	(10)	1,059
Debit card interchange fees	2,105	55	3	2,050
Credit card fees	677	195	40	482
Gain on sale of loans, including MSRs	331	(1,118)	(77)	1,449
Earnings on bank-owned life insurance	674	55	9	619
Unrealized (loss) gain on equity securities	(3)	(31)	(111)	28
Other	799	100	14	699
Total noninterest income	$ 6,711	$ (614)	(8)%	$ 7,325

Noninterest income decreased $614 thousand, or 8%, in 2022 compared to the same period in 2021. Gain on sales of mortgage loans including mortgage servicing rights ("MSRs") decreased $1.1 million due to fewer sales of real estate mortgage loans into the secondary market as many consumers took advantage of the large mortgage interest rate declines in 2021. The Bank sold $10 million in mortgage loans, including gains, in 2022 as compared to the sale of $47 million of loans in 2021. Trust service revenue decreased $105 thousand with market declines. Service charges on deposits, which are primarily customer overdraft fees, increased $235 thousand in 2022. Debit card interchange fees increased $55 thousand in 2022 compared to 2021 due to volume increases. Credit card interchange income increased $195 thousand as business credit card usage continued to increase. Earnings on bank owned life insurance increased $55 thousand.

Noninterest Expenses

| | | YEAR ENDED DECEMBER 31 | | | |
| | | Change from 2021 | | | |
(Dollars in thousands)	2022	Amount	%	2021
Salaries and employee benefits	$ 13,446	$ 847	7%	$ 12,599
Occupancy expense	1,085	52	5	1,033
Equipment expense	781	67	9	714
Professional and director fees	1,551	367	31	1,184
Financial institutions tax	779	28	4	751
Marketing and public relations	551	90	20	461
Software expense	1,429	87	6	1,342
Debit card expense	734	24	3	710
FDIC insurance	345	(133)	(28)	478
Amortization of intangible assets	−	(44)	(100)	44
Other	2,692	(85)	(3)	2,777
Total noninterest expenses	$ 23,393	$ 1,300	6%	$ 22,093

Noninterest expense increased $1.3 million, or 6%, in 2022 compared to 2021. Salaries and employee benefits increased $847 thousand from increases in base and incentive compensation of $575 thousand. The capitalization of employee costs of loan originations increased the amount recognized in salary expense by $250 thousand in 2022, a result of decreased origination of commercial and mortgage loans. Professional and director fees increased $367 thousand primarily due to an increase in third party assistance with contracting the bank's core vendor, increase of $64 thousand in legal expenses related to loan collections, $50 thousand increase in audit and accounting fees, and $33 thousand increase in director's fees. Marketing and public relations expense increased $90 thousand, or 20%, with increasing market coverage. Software expense increased $87 thousand, or 6%, due to full-year implementation of a new mobile banking platform along with core software provider increases. Equipment expense increased $67 thousand in 2022, as compared to 2021, with increased depreciation expense and equipment maintenance contracts. Occupancy expense increased $52 thousand primarily from depreciation from branch renovations, property taxes and insurance. An increase of $28 thousand in the Ohio financial institutions tax was recognized as capital increased. Debit card expense increased $24 thousand in 2022 due to increased volume. The FDIC insurance assessment decreased $133 thousand, or 28%, with improved credit quality and increased earnings. Other expenses decreased $85 thousand, or 3%.

Income Taxes

The provision for income taxes amounted to $3.2 million in 2022 as compared to $2.6 million in 2021. The slight increase in 2022 resulted from an increase in income. The corporate statutory tax rate was 21% for 2022 and 2021. The effective tax rate in 2022 and 2021 approximates 19%.

FINANCIAL CONDITION

Total assets of the Company were $1.2 billion on December 31, 2022 compared to $1.1 billion on December 31, 2021, representing an increase of $15 million, or 1%. Net loans increased $79 million, or 15%, while investment securities increased $90 million, or 29%, and total cash and cash equivalents decreased $157 million, or 65%. Deposits increased $21 million and short-term borrowings decreased $4 million, while other borrowings from the Federal Home Loan Bank ("FHLB") decreased by $946 thousand, or 28%.

Securities

Total investment securities increased $90 million, or 29%, to $401 million at year-end 2022. CSB's portfolio is primarily comprised of agency mortgage-backed securities, obligations of state and political subdivisions, U.S. Treasury notes, other government agencies' debt, and corporate bonds. Restricted securities consist primarily of FHLB stock.

The Company has no exposure to government-sponsored enterprise preferred stocks, collateralized debt obligations, or trust preferred securities. The Company's municipal bond portfolio consists of tax-exempt general obligation and revenue bonds. As of December 31, 2022, 73% of such bonds held an S&P or Moody's investment grade rating, and 27% were non-rated local issues. The municipal portfolio includes a broad spectrum of counties, towns, universities, and school districts with 83% of the portfolio originating in Ohio, and 17% in Pennsylvania. Gross unrealized security losses within the portfolio were 13% of total securities on December 31, 2022, reflecting interest rate increases, not credit downgrades.

During December 2021, investments with an amortized cost of approximately $79 million and a fair value of $77 million were transferred from available-for-sale to held-to-maturity as rising interest rates and a slowing of monthly cash payments were occurring. The transfer included $76 million of U.S. Government agency mortgage-backed securities and $3 million of U.S. Treasury notes. These bonds will still provide liquidity through pledging and for use as collateral against borrowings. No additional transfers to held-to-maturity were made in 2022, as bonds were assigned their held-to-maturity classification on their purchase date in 2022.

One of the primary functions of the securities portfolio is to provide a source of liquidity and it is structured such that maturities and cash flows provide a portion of the Company's liquidity needs and asset/liability management requirements.

Loans

Total loans increased $78 million, or 14%, during 2022 with increases in all loan categories. Volume increases were recognized as follows: commercial loans including PPP loans increased $5 million, or 4%, during 2022, with PPP loan forgiveness of $4 million offsetting the increase. Remaining PPP loan balances were $359 thousand as of December 31, 2022. Construction and land development loans increased $9 million, or 20% as several commercial projects were under construction and consumer demand slowed for 1-4 family residential construction at year end. Residential real estate loans increased $26 million, or 15%. Commercial real estate loans increased $37 million, or 19%. Commercial real estate and construction loan demand remained strong, however there was a slowing of commercial loan growth with increased competition from private lenders and excess business liquidity remaining from government stimulus programs.

The Company originated $69 million and $67 million of residential mortgage loans held in the portfolio, including residential construction, conventional 1-4 family, and equity line loans, which were predominately variable rate, in 2022 and 2021, respectively. The increase in interest rates slowed consumer demand for 1-4 family fixed-rate thirty-year residential mortgages which are sold into the secondary market as the Company sold $10 million of mortgages into the secondary market in 2022 as compared to $46 million in 2021. Demand for home equity loans strengthened in 2022, with balances increasing $7 million, as consumers opted to not refinance their lower fixed-rate mortgages. Installment loans increased $300 thousand.

Management anticipates modest economic growth in the Company's local service areas will continue to improve. Commercial and commercial real estate loans, in aggregate, comprise approximately 58% of the total loan portfolio at year-end 2022 and 2021. Residential real estate loans remained at 31% of the portfolio in 2022 and 2021. Construction and land development loans increased to 9% of the portfolio as loan demand for commercial construction projects increased by $7 million and residential construction loans increased by $2 million, year over year. The Company is well within the respective regulatory guidelines for investment in construction, development, and investment property loans that are not owner occupied.

Most of the Company's lending activity is with customers primarily located within Holmes, Stark, Tuscarawas and Wayne counties in Ohio. The majority of the Company's loan portfolio consists of commercial and industrial and commercial real estate loans. See concentrations of credit discussion included in Note 3 in the Notes to Consolidated Financial Statements.

Nonperforming Assets, Impaired Loans, and Loans Past Due 90 Days or More

Nonperforming assets consist of nonaccrual loans, loans past due 90 days and still accruing, and other real estate acquired through or in lieu of foreclosure. Other impaired loans include certain loans internally classified as substandard or doubtful. Loans are placed on nonaccrual status when they become past due 90 days or more, or when mortgage loans are past due as to principal and interest 120 days or more, unless they are both well secured and in the process of collection.

NONPERFORMING ASSETS	DECEMBER 31	
(Dollars in thousands)	**2022**	**2021**
Nonaccrual loans		
Commercial	$ —	$ 208
Commercial real estate	92	139
Residential real estate	99	367
Construction & land development	—	329
Consumer	65	40
Loans past due 90 days or more and still accruing		
Commercial	—	5
Total nonperforming loans	256	1,088
Other real estate owned	—	—
Other repossessed assets	—	—
Total nonperforming assets	$ 256	$ 1,088
Nonaccrual loans to total loans	0.04%	0.20%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered by management to be adequate to cover loan losses currently anticipated based on past loss experience, general economic conditions, changes in mix and size of the loan portfolio, information about specific borrower situations, and other factors and estimates which are subject to change over time. Management periodically reviews selected large loans, delinquent and other problem loans, and selected other loans. Collectability of these loans is evaluated by considering the current financial position and performance of the borrower, estimated market value of the collateral, the Company's collateral position in relationship to other creditors, guarantees, and other potential sources of repayment. Management forms judgments, which are in part subjective, as to the probability of loss and the amount of loss on these loans as well as other loans taken together. The Company's Allowance for Loan Losses Policy includes, among other items, provisions (recoveries) for classified loans, and a provision (recovery) for the remainder of the portfolio based on historical data, including past charge-offs.

During 2022, $689 thousand in nonaccrual loans were collected, $226 thousand were charged-off, $93 thousand were returned to accrual, while $181 thousand new loans entered nonaccrual status.

ALLOWANCE FOR LOAN LOSSES	FOR THE YEAR ENDED	
(Dollars in thousands)	**2022**	**2021**
Net charge-offs (recoveries) as a percentage of average total loans	(0.02) %	— %
Allowance for loan losses as a percentage of total loans	1.09	1.39
Allowance for loan losses to total nonacrrual loans	26.71 x	7.00 x
Components of the allowance for loan losses:		
General reserves	$ 6,834	$ 7,396
Specific reserve allocations	4	222
Total allowance for loan losses	$ 6,838	$ 7,618

The allowance for loan losses totaled $6.8 million, or 1.09%, of total loans at year-end 2022 as compared to $7.6 million, or 1.39%, of total loans at year-end 2021. The Bank had net loan recoveries of $115 thousand in 2022 compared to net loan charge-offs of $1 thousand for 2021.

The Company maintains an internal watch list on which it places loans where management's analysis of the borrower's operating results and financial condition indicates the borrower's cash flows are inadequate to meet its debt service requirements and loans where there exists an increased risk that such a shortfall may occur. Nonperforming loans, which consist of loans past due 90 days or more and nonaccrual loans, aggregated $256 thousand, or 0.04%, of loans at year-end 2022 compared to $1.1 million, or 0.20%, of loans at year-end 2021. Impaired loans were $1 million at year-end 2022 as compared to $2 million at year-end 2021. Management has assigned loss allocations to absorb the estimated losses on impaired loans. These allocations are included in the total allowance for loan losses balance.

Other Assets

Net premises and equipment decreased $452 thousand to $13.4 million at year-end 2022 with depreciation expense exceeding purchases. Total bank-owned life insurance increased from $24 million at year-end 2021 to $24.7 million at year-end 2022 with increasing cash surrender values. There was no other real estate owned on December 31, 2022 or 2021. The Company recognized a net deferred tax asset of $3 million on December 31, 2022 compared to a net deferred tax asset of $325 thousand on December 31, 2021. The increase in the net deferred tax asset is a result of the increase in the gross unrealized losses on available-for-sale securities which is a result of rising interest rates during 2022.

Deposits

The Company's deposits are obtained primarily from individuals and businesses located in its market area. For deposits, the Company must compete with products offered by other financial institutions, as well as alternative investment options. Demand and savings deposits increased for the year ended 2022, at a lesser growth trajectory following the trillions of government stimulus relief pumped into the economy during the COVID-19 pandemic. Market rates on deposits and cash management products increased throughout the year as liquidity decreased in the industry.

	December 31		Change from 2021	
(Dollars in thousands)	**2022**	**2021**	**Amount**	**%**
Noninterest-bearing demand	$ 350,283	$ 334,346	$ 15,937	5%
Interest-bearing demand	241,227	242,387	(1,160)	—
Traditional savings	194,918	191,836	3,082	2
Money market savings	118,908	112,803	6,105	5
Time deposits in excess of $250,000	28,089	26,213	1,876	7
Other time deposits	89,992	95,162	(5,170)	(5)
Total deposits	$ 1,023,417	$ 1,002,747	$ 20,670	2%

Other Funding Sources

The Company obtains additional funds through securities sold under repurchase agreements, overnight borrowings from the FHLB or other financial institutions, and advances from the FHLB. Short-term borrowings, consisting of securities sold under repurchase agreements, decreased $4 million. Other borrowings, consisting of FHLB advances, decreased $946 thousand as the result of principal repayments. All FHLB borrowings on December 31, 2022, have long term maturities with monthly amortizing payments.

CAPITAL RESOURCES

Total shareholders' equity was $95.9 million at December 31, 2022 compared to $97.3 million on December 31, 2021. This decrease was primarily due to a $10.8 million accumulated other comprehensive loss recognized on the available-for-sale securities portfolio resulting from increasing interest rates. Dividends were paid of $3.5 million and $388 thousand treasury stock was repurchased in 2022, which was partially offset by net income of $13.3 million. The Board of Directors approved a Stock Repurchase Program on February 26, 2021, allowing the repurchase of up to 5% of the Company's then-outstanding common shares. Repurchased shares are to be held as treasury stock and are available for general corporate purposes. On December 31, 2022, approximately 102 thousand shares could still be repurchased under the current authorized program. Shares repurchased during 2022 totaled 10,448 shares for $388 thousand and shares purchased in 2021 totaled 24,326 shares for $939 thousand.

Effective January 1, 2015, the Federal Reserve adopted final rules implementing Basel III and regulatory capital changes required by the Dodd-Frank Act. The rules apply to both the Company and the Bank. The rules established minimum risk-based and leverage capital requirements for all banking organizations. The rules include: (a) a common equity tier 1 capital ratio of at least 4.5%, (b) a tier 1 capital ratio of at least 6.0%, (c) a minimum total capital ratio of at least 8.0%, and (d) a minimum leverage ratio of 4%. Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of several risk weights is applied to different balance sheet and off-balance sheet assets primarily based on the relative credit risk of the counterparty. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The rules also place restrictions on the payment of capital distributions, including dividends, and certain discretionary bonus payments to executive officers if the company does not hold a capital conservation buffer of greater than 2.5% composed of common equity tier 1 capital above its minimum risk-based capital requirements. The Company and Bank's actual and required capital amounts are disclosed in Note 12 to the consolidated financial statements.

Dividends paid by the Bank to CSB are the primary source of funds available to the Company for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Company is subject to restrictions by regulatory authorities, which generally limit dividends to current year net income and the prior two (2) years net retained earnings, as defined by regulation. In addition, dividend payments generally cannot reduce regulatory capital levels below the minimum regulatory guidelines discussed above.

LIQUIDITY

(Dollars in thousands)	December 31 2022	2021	Change from 2021
Cash and cash equivalents	$ 86,420	$ 243,657	$ (157,237)
Unused lines of credit	122,062	107,054	15,008
Unpledged AFS securities at fair market value	134,401	108,158	26,243
	$ 342,883	$ 458,869	$ (115,986)
Net deposits and short-term liabilities	$ 1,041,016	$ 1,016,821	$ 24,195
Liquidity ratio	32.9%	47.6%	
Minimum board approved liquidity ratio	20.0%	20.0%	

Liquidity refers to the Company's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses, and meet other obligations. Liquidity is monitored by CSB's Asset Liability Committee. The Company was within all Board-approved limits on December 31, 2022, and 2021. Additional sources of liquidity include net income, loan repayments, the availability of borrowings, and adjustments of interest rates to attract deposit accounts.

As summarized in the Consolidated Statements of Cash Flows, the most significant investing activities for the Company in 2022 included net loan originations of $78 million and securities purchases of $144 million, offset by maturities and repayment of securities totaling $38 million. The Company's financing activities included a $21 million increase in deposits, $4 million in cash dividends paid, and a $4 million decrease in short-term borrowings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The most significant market risk the Company is exposed to is interest rate risk. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities), which are funded by interest-bearing liabilities (deposits and borrowings). These financial instruments have varying levels of sensitivity to changes in the market rates of interest, resulting in market risk. None of the Company's financial instruments are held for trading purposes.

The Board of Directors establishes policies and operating limits with respect to interest rate risk. The Company manages interest rate risk regularly through its Asset Liability Committee. The Committee meets periodically to review various asset and liability management information including, but not limited to, the Company's liquidity position, projected sources and uses of funds, interest rate risk position, and economic conditions.

Interest rate risk is monitored primarily through the use of an earnings simulation model. The model is highly dependent on various assumptions, which change regularly as the balance sheet and market interest rates change. The earnings simulation model projects change in net interest income resulting from the effect of changes in interest rates. The analysis is performed quarterly over a twenty-four-month horizon. The analysis includes two (2) balance sheet models, one based on a static balance sheet and one on a dynamic balance sheet with projected growth in assets and liabilities. This analysis is performed by estimating the expected cash flows of the Company's financial instruments using interest rates in effect at year-end 2022 and 2021. Interest rate risk policy limits are tested by measuring the anticipated change in net interest income over a two-year period. The tests assume quarterly ramped increases and decreases in market interest rates over twenty-four month horizions, as compared to a stable rate environment or base model. The following table reflects the change to net interest income using a dynamic balance sheet for the first twelve-month periods of the twenty-four month horizon.

Net Interest Income at Risk

	December 31, 2022			
Change In Interest Rates (Basis Points)	**Net Interest Income**	**Dollar Change**	**Percentage Change**	**Board Policy Limits**
+ 400	$ 38,810	$ 1,090	2.9 %	± 25%
+ 300	38,581	861	2.3	± 15
+ 200	38,302	582	1.5	± 10
+ 100	38,003	283	0.8	± 5
0	37,720	—	—	
− 100	37,368	(352)	(0.9)	± 5
− 200	36,869	(851	(2.3)	± 10
− 300	35,973	(1,747)	(4.6)	± 15
− 400	35,519	(2,201)	(5.8)	± 25
	December 31, 2021			
+ 400	$ 28,632	$ 1,499	5.5 %	± 25%
+ 300	28,283	1,150	4.2	± 15
+ 200	27,924	791	2.9	± 10
+ 100	27,523	390	1.4	± 5
0	27,133	—	—	
− 100	26,504	(629)	(2.3)	± 5
− 200	25,714	(1,419)	(5.2)	± 10

(Dollars in thousands)

Management reviews Net Interest Income at Risk with the Board on a periodic basis. The Company was within all Board-approved limits at December 31, 2022 and 2021 for the first twelve-month periods of the twenty-four month horizon.

Economic Value of Equity at Risk

	December 31, 2022	
Change In Interest Rates (Basis Points)	**Percentage Change**	**Board Policy Limits**
+ 400	13.2 %	± 35%
+ 300	11.2	± 30
+ 200	8.5	± 20
+ 100	4.8	± 15
− 100	(6.3)	± 15
− 200	(14.5)	± 20
− 300	(25.4)	± 30
− 400	(39.4)	± 35
	December 31, 2021	
+ 400	40.3 %	± 35%
+ 300	33.0	± 30
+ 200	24.4	± 20
+ 100	13.8	± 15
− 100	(18.4)	± 15
− 200	n/a	± 20

The economic value of equity is calculated by subjecting the period-end balance sheet to changes in interest rates and measuring the impact of the changes on the values of the assets and liabilities. Hypothetical changes in interest rates are then applied to the financial instruments. Then the cash flows and fair values are again estimated using these hypothetical rates. For the net interest income estimates, the hypothetical rates are applied to the financial instruments based on the assumed cash flows.

Management periodically measures and reviews the economic value of equity at risk with the Board. As of December 31, 2022, the percentage change of the market value of equity was outside of the board policy limit in the -400 basis point scenario and as of December 31, 2021, the percentage change was outside the board policy limits in the +200 through +400 basis point rate scenarios as well as the -100 basis point change. In the rising rate scenarios, the exceptions are positive as the market value of equity increases as interest rates increase. The technical fails have a favorable impact to equity in the rising rate scenarios. In the declining rate scenarios in 2022 and 2021, the duration of liabilities remains high and loan prepayment speeds increase causing decreases in the market value of equity of (39.4)% in the -400 basis point rate scenario as of December 31, 2022 and (18.4)% in the -100 basis point rate scenario as of December 31, 2021.

SIGNIFICANT ASSUMPTIONS AND OTHER CONSIDERATIONS

The above analysis is based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and reactions of depositors to changes in interest rates and this should not be relied upon as being indicative of actual results. Further, the analysis does not contemplate all actions the Company may undertake in response to changes in interest rates.

U.S. Treasury securities, obligations of U.S. Government corporations and agencies, obligations of states and political subdivisions will generally repay at their stated maturity or if callable, prior to their final maturity date. Mortgage-backed security payments increase when interest rates are low and decrease when interest rates rise. Most of the Company's loans permit the borrower to prepay the principal balance prior to maturity without penalty. The likelihood of prepayment depends on a number of factors: current interest rate and interest rate index (if any) on the loan, the financial ability of the borrower to refinance, the economic benefit to be obtained from refinancing, availability of refinancing at attractive terms, as well as economic conditions in specific geographic areas, which affect the sales and price levels of residential and commercial property. In a changing interest rate environment, prepayments may increase or decrease on fixed and adjustable-rate loans depending on the current relative levels and expectations of future short-term and long-term interest rates. Prepayments on adjustable-rate loans generally increase when long-term interest rates fall or are at historically low levels relative to short-term interest rates, thus making fixed rate loans more desirable. While savings and checking deposits generally may be withdrawn upon the customer's request without prior notice, a continuing relationship with customers resulting in future deposits and withdrawals is generally predictable, leading to a dependable and uninterrupted source of funds. Time deposits generally have early withdrawal penalties, which discourage customer withdrawal prior to maturity. Short-term borrowings have fixed maturities. Certain advances from the FHLB carry prepayment penalties and are expected to be repaid in accordance with their contractual terms.

FAIR VALUE MEASUREMENTS

The Company discloses the estimated fair value of its financial instruments on December 31, 2022, and 2021 in Note 15 to the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table summarizes the Company's loan commitments, including letters of credit, as of December 31, 2022:

(Dollars in thousands) **Type of Commitment**	**Total Amount**	Amount of Commitment to Expire Per Period			
		Less than 1 year	**1 to 3 Years**	**3 to 5 Years**	**Over 5 Years**
Commercial lines of credit	$ 152,607	$ 129,332	$ 18,363	$ 4,847	$ 65
Commercial real estate	4,416	4,366	—	50	—
Residential real estate lines of credit	77,855	2,912	10,066	14,937	49,940
Construction	16,268	12,973	3,295	—	—
Consumer lines of credit	596	596	—	—	—
Credit card lines	7,465	7,465	—	—	—
Overdraft privilege	7,215	7,215	—	—	—
Letters of credit	1,376	1,245	105	26	—
Total commitments	$ 267,798	$ 166,104	$ 31,829	$ 19,860	$ 50,005

All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted in the table since the Company requires each letter of credit be supported by a loan agreement. The commercial and consumer lines represent both unsecured and secured obligations. The real estate lines are secured by mortgages on residential property. It is anticipated that a significant portion of these lines will expire without being drawn upon.

The following table summarizes the Company's other contractual obligations, exclusive of interest, as of December 31, 2022:

(Dollars in thousands) **Contractual Obligations**	**Total Amount**	**Payment Due by Period**			
		Less than 1 year	**1 to 3 Years**	**3 to 5 Years**	**Over 5 Years**
Total time deposits	$ 118,081	$ 66,598	$ 49,606	$ 1,877	$ —
Short-term borrowings	32,550	32,550	—	—	—
Other borrowings	2,461	707	837	457	460
Operating leases	326	92	178	56	—
Total obligations	$ 153,418	$ 99,947	$ 50,621	$ 2,390	$ 460

The other borrowings noted in the preceding table represent borrowings from the FHLB. The notes require payment of interest on a monthly basis with principal due in monthly installments. The obligations bear stated fixed interest rates and stipulate a prepayment penalty if the note's interest rate exceeds the current market rate for similar borrowings at the time of repayment. As the notes mature, the Company evaluates the liquidity and interest rate circumstances at that time to determine whether to pay off or renew the note. The evaluation process typically includes: the strength of current and projected customer loan demand, the Company's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and customer demand for the Company's deposit product offerings.

CRITICAL ACCOUNTING POLICIES

The Company's Consolidated Financial Statements are prepared in accordance with U.S. Generally Accepted Accounting Principles and follow general practices within the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgments affecting the amounts reported in the financial statements. These estimates, assumptions, and judgments are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by the Company are presented in Note 1 - Summary of Significant Accounting Policies. These policies, along with the other disclosures presented in the Notes to Consolidated Financial Statements and the 2022 Financial Review, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the other-than-temporary impairment of securities, allowance for loan losses, goodwill, and the fair value of financial instruments as the accounting areas requiring the most subjective and complex estimates, assumptions, and judgments and, as such, could be the most subject to revision as new information becomes available.

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term "other-than-temporary" is not intended to indicate a permanent decline but indicates that the prospect for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

As previously noted in the section entitled Allowance for Loan Losses, management performs an analysis to assess the adequacy of its allowance for loan losses. This analysis encompasses a variety of factors including: the potential loss exposure for individually reviewed loans, the historical loss experience, the volume of nonperforming loans (i.e., loans in nonaccrual status or past due 90 days or more), and loans past due 30 to 89 days, any significant changes in lending or loan review staff, an evaluation of current and future economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns.

The Company accounts for business combinations using the acquisition method of accounting. Goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized using accelerated methods over their estimated weighted-average useful lives, approximating ten years.

The Company groups financial assets and financial liabilities measured at fair value in three (3) levels based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. Level I valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. Level II valuations are for instruments traded in less active dealer or broker markets and incorporate values obtained for identical or comparable instruments. Level III valuations are derived from other valuation methodologies, including discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level III valuations incorporate certain assumptions and projections in determining the fair value assigned to each instrument.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related data presented herein have been prepared in accordance with U.S. Generally Accepted Accounting Principles, requiring measurement of financial position, and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Most assets and liabilities of the Company are monetary in nature. Therefore, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as prices of goods and services. The liquidity, maturity structure, and quality of the Company's assets and liabilities are critical to maintenance of acceptable performance levels.

COMMON STOCK AND SHAREHOLDER INFORMATION

Common shares of the Company are not traded on an established market. Shares are traded on the OTC market through broker/dealers under the symbol "CSBB" and through private transactions. The table below represents the range of high and low prices paid for transactions known to the Company. Management does not have knowledge of prices paid on all transactions. Because of the lack of an established market, these prices may not reflect the prices at which stock would trade in an active market. These quotations reflect interdealer prices, without mark-up, mark-down, or commission and may not represent actual transactions. The table specifies cash dividends declared by the Company to its shareholders during 2022 and 2021. No assurances can be given that future dividends will be declared, or if declared, what the amount of any such dividends will be. Additional information concerning restrictions over the payment of dividends is included in Note 12 of the Consolidated Financial Statements.

Quarterly Common Stock Price and Dividend Data

Quarter Ended	High		Low		Dividends Declared Per Share		Dividends Declared	
March 31, 2022	$	39.60	$	37.50	$	—	$	—
June 30, 2022		43.45		36.50		0.62		1,685,175
September 30, 2022		40.50		37.00		0.33		893,500
December 31, 2022		43.00		35.02		0.35		947,652
March 31, 2021	$	38.50	$	36.11	$	0.30	$	822,705
June 30, 2021		39.00		37.10		0.30		820,273
September 30, 2021		39.98		36.65		0.31		844,912
December 31, 2021		39.99		37.50		0.31		842,587

As of December 31, 2022, the Company had 1,082 shareholders of record and 2,707,576 outstanding shares of common stock.

REPORT ON MANAGEMENT'S ASSESSMENT OF

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CSB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance that our published financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the required assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Management's assessment did not identify any material weaknesses in the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control-Integrated Framework. Based upon this assessment, management believes that the Company's internal control over financial reporting is effective as of December 31, 2022.

Eddie L. Steiner
President,
Chief Executive Officer

Paula J. Meiler
Senior Vice President,
Chief Financial Officer



To the Shareholders and the Board of Directors of CSB Bancorp, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CSB Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021; the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.



SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Critical Audit Matters (continued)

Allowance for Loan Losses (ALL) – Qualitative Factors

Description of the Matter

The Company's loan portfolio totaled $627 million as of December 31, 2022, and the associated ALL was $6.8 million. As discussed in Notes 1 and 3 to the consolidated financial statements, determining the amount of the ALL requires significant judgment about the collectability of loans, which includes an assessment of historical loss experience within each risk category of loans, qualitative adjustment to those historical loss allocations, and testing of certain commercial loans for impairment. Management applies qualitative adjustments to the historical loss rate to reflect the inherent losses that exist in the loan portfolio at the balance sheet date that are not reflected in the historical loss experience. Qualitative adjustments are made based upon changes in lending policies and practices, economic conditions, changes in the loan portfolio mix, trends in loan delinquencies and classified loans, collateral values, concentrations of credit risk for the commercial loan portfolios, and other specific industry factors.

We identified these qualitative adjustments within the ALL as critical audit matters because they involve a high degree of subjectivity and are highly difficult to estimate. In turn, auditing management's judgments regarding the qualitative factors applied in the ALL calculation involved a high degree of subjectivity.

How We Addressed the Matter in Our Audit

We gained an understanding of the Company's process for establishing the ALL, including the qualitative adjustments made to the ALL. We evaluated the design and tested the operating effectiveness of controls over the Company's ALL process, which included, among others, management's review and approval controls designed to assess the need and level of qualitative adjustments to the ALL, as well as the reliability of the data utilized to support management's assessment. To test the qualitative adjustments, we evaluated the appropriateness of management's methodology and assessed whether all relevant risks were reflected in the ALL.

Regarding the measurement of the qualitative adjustments, we evaluated the completeness, accuracy, and relevance of the data and inputs utilized in management's estimate. For example, we compared the inputs and data used in the estimate to third-party macroeconomic data, and other internal and external data points, while considering the existence of new or contrary information. Furthermore, we analyzed the changes in the components of the qualitative reserves relative to changes in the supporting external or internal data. We assessed the reasonableness of the factors from both a directional perspective and from an overall magnitude perspective as compared to the underlying data. We also compared the level of the Company's ALL reserves to a peer group (adjusted for differences in credit quality) to gain additional evidence of the reasonableness of the magnitude of the ALL overall.

We have served as the Company's auditor since 2005.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 16, 2023

DECEMBER 31, 2022 AND 2021

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)	2022	2021
ASSETS		
Cash and cash equivalents		
Cash and due from banks	$ 19,911	$ 19,543
Interest-earning deposits in other banks	66,509	224,114
Total cash and cash equivalents	86,420	243,657
Securities		
Available-for-sale, at fair value	150,069	131,708
Held-to-maturity; fair value of $211,954 in 2022 and $174,528 in 2021	247,401	174,808
Equity securities	244	115
Restricted stock, at cost	3,430	4,614
Total securities	401,144	311,245
Loans held for sale	52	231
Loans	627,171	549,154
Less allowance for loan losses	6,838	7,618
Net loans	620,333	541,536
Premises and equipment, net	13,414	13,866
Goodwill	4,728	4,728
Bank-owned life insurance	24,709	24,035
Accrued interest receivable and other assets	8,308	4,941
TOTAL ASSETS	$ 1,159,108	$ 1,144,239
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 350,283	$ 334,346
Interest-bearing	673,134	668,401
Total deposits	1,023,417	1,002,747
Short-term borrowings	32,550	36,530
Other borrowings	2,461	3,407
Accrued interest payable and other liabilities	4,760	4,240
Total liabilities	1,063,188	1,046,924
SHAREHOLDERS' EQUITY		
Common stock, $6.25 par value. Authorized 9,000,000 shares; issued 2,980,602 shares; and outstanding 2,707,576 shares in 2022 and 2,718,024 in 2021	18,629	18,629
Additional paid-in capital	9,815	9,815
Retained earnings	86,502	76,715
Treasury stock at cost: 273,026 shares in 2022, 262,578 shares in 2021	(6,107)	(5,719)
Accumulated other comprehensive loss	(12,919)	(2,125)
Total shareholders' equity	95,920	97,315
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,159,108	$ 1,144,239

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	2022	2021
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 26,015	$ 26,124
Taxable securities	6,665	2,613
Nontaxable securities	436	455
Other	1,703	337
Total interest and dividend income	34,819	29,529
INTEREST EXPENSE		
Deposits	2,335	1,884
Short-term borrowings	106	53
Other borrowings	55	75
Total interest expense	2,496	2,012
NET INTEREST INCOME	32,323	27,517
RECOVERY FOR LOAN LOSSES	(895)	(655)
Net interest income, after recovery for loan losses	33,218	28,172
NONINTEREST INCOME		
Service charges on deposit accounts	1,174	939
Trust services	954	1,059
Debit card interchange fees	2,105	2,050
Credit card fees	677	482
Gain on sale of loans, net	331	1,449
Earnings on bank owned life insurance	674	619
Unrealized (loss) gain on equity securities	(3)	28
Other income	799	699
Total noninterest income	6,711	7,325
NONINTEREST EXPENSES		
Salaries and employee benefits	13,446	12,599
Occupancy expense	1,085	1,033
Equipment expense	781	714
Professional and director fees	1,551	1,184
Financial institutions tax	779	751
Marketing and public relations	551	461
Software expense	1,429	1,342
Debit card expense	734	710
Amortization of intangible assets	–	44
FDIC insurance expense	345	478
Other expenses	2,692	2,777
Total noninterest expenses	23,393	22,093
INCOME BEFORE INCOME TAXES	16,536	13,404
FEDERAL INCOME TAX PROVISION	3,223	2,567
NET INCOME	$ 13,313	$ 10,837
EARNINGS PER SHARE		
Basic and diluted	$ 4.91	$ 3.97

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

YEARS ENDED DECEMBER 31, 2022 AND 2021

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)	2022	2021
Net income	$ 13,313	$ 10,837
Other comprehensive loss		
Unrealized loss on available-for-sale securities arising during the period	(13,952)	(2,050)
Unrealized loss on securities transferred from available-for-sale to held-to-maturity	–	(1,976)
Amortization of held-to-maturity discount resulting from transfer	289	86
Income tax effect at 21%	2,869	829
Other comprehensive loss	(10,794)	(3,111)
Total comprehensive income	$ 2,519	$ 7,726

YEARS ENDED DECEMBER 31, 2022 AND 2021

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2020	$ 18,629	$ 9,815	$ 69,209	$ (4,780)	$ 986	$ 93,859
Net income	–	–	10,837	–	–	10,837
Other comprehensive loss	–	–	–	–	(3,111)	(3,111)
Purchase of 24,326 treasury shares	–	–	–	(939)	–	(939)
Cash dividends declared, $1.22 per share	–	–	(3,331)	–	–	(3,331)
BALANCE AT DECEMBER 31, 2021	$ 18,629	$ 9,815	$ 76,715	$ (5,719)	$ (2,125)	$ 97,315
Net income	–	–	13,313	–	–	13,313
Other comprehensive loss	–	–	–	–	(10,794)	(10,794)
Purchase of 10,448 treasury shares	–	–	–	(388)	–	(388)
Cash dividends declared, $1.30 per share	–	–	(3,526)	–	–	(3,526)
BALANCE AT DECEMBER 31, 2022	$ 18,629	$ 9,815	$ 86,502	$ (6,107)	$ (12,919)	$ 95,920

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 13,313	$ 10,837
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises, equipment and software	960	890
Deferred income taxes	(135)	(131)
Recovery of provision for loan losses	(895)	(655)
Gain on sale of loans, net	(331)	(1,449)
Security amortization, net of accretion	1,066	1,288
Secondary market loan sale proceeds	10,100	46,783
Originations of secondary market loans held-for-sale	(9,034)	(42,394)
Earnings on bank-owned life insurance	(674)	(619)
Effects of changes in operating assets and liabilities:		
Net deferred loan fees (costs)	(106)	(386)
Accrued interest receivable	(874)	523
Accrued interest payable	61	(33)
Other assets and liabilities	940	363
Net cash provided by operating activities	$ 14,391	$ 15,017
CASH FLOWS FROM INVESTING ACTIVITIES		
Securities:		
Proceeds from repayments, available-for-sale	$ 15,917	$ 47,925
Proceeds from repayments, held-to-maturity	21,827	8,660
Purchases, available-for-sale	(48,885)	(46,267)
Purchases, held-to-maturity	(94,541)	(122,580)
Purchases, equity securities	(131)	—
Redemption of restricted stock	1,184	—
Purchase of bank-owned life insurance	—	(2,000)
Loan originations and payments, net	(78,450)	58,374
Purchases of premises and equipment	(366)	(1,989)
Purchases of software	(13)	(108)
Net cash used in investing activities	$ (183,458)	$ (57,985)

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in deposits	$ 20,670	$ 111,185
Net change in short-term borrowings	(3,980)	(685)
Repayment of other borrowings	(946)	(1,257)
Cash dividends paid	(3,526)	(3,331)
Purchase of treasury stock	(388)	(939)
Net cash provided by financing activities	$ 11,830	$ 104,973
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(157,237)	62,005
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	243,657	181,652
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 86,420	$ 243,657
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ 2,435	$ 2,045
Income taxes	2,710	2,425
Noncash investing activities:		
Transfer of securities from available-for-sale to held-to-maturity	–	77,194

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CSB Bancorp, Inc. (the "Company" or "CSB") was incorporated in 1991 in the State of Ohio, and is a registered bank holding company. The Company's wholly-owned subsidiaries are The Commercial and Savings Bank of Millersburg, Ohio (the "Bank") and CSB Investment Services, LLC. The Company, through its subsidiaries, operates in one industry segment, the commercial banking industry.

The Bank, an Ohio-chartered bank organized in 1879, provides financial services through its sixteen Banking Centers located in Holmes, Stark, Tuscarawas and Wayne counties. These communities are the source of a substantial majority of the Bank's deposit, loan, and trust activities. The majority of the Bank's income is derived from commercial and retail lending activities, and investments in securities. Its primary deposit products are checking, savings, and term certificate accounts. Its primary lending products are residential real estate, commercial real estate, commercial, and installment loans. Substantially, all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid with cash flow from business operations. Real estate loans are secured by both residential and commercial real estate.

Significant accounting policies followed by the Company are presented below:

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

In preparing the Consolidated Financial Statements, in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions affecting the reported amounts of assets and liabilities as of the date of the Consolidated Balance Sheets and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to change in the near term relate to management's determination of the allowance for loan losses and the fair value of financial instruments.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

The Bank has a trust department and the assets held by the Bank in fiduciary or agency capacities for its customers are not included in the Consolidated Balance Sheets as such items are not assets of the Bank.

CASH AND CASH EQUIVALENTS

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand and amounts due from banks which mature overnight or within ninety days.

CASH RESERVE REQUIREMENTS

Effective, March 26, 2020, the Federal Reserve reduced reserve requirements to zero for all depository institutions. There were no required federal reserves included in "Cash and due from banks" at December 31, 2022 or December 31, 2021. When required, reserves are used to facilitate the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of vault cash and depository amount held with the Federal Reserve Bank. Federal law prohibits the Company from borrowing from the Bank unless the loans are secured by specific collateral.

DEBT SECURITIES

At the time of purchase all debt securities are evaluated and designated as available-for-sale or held-to-maturity. Securities designated as available-for-sale are carried at fair value with unrealized gains and losses on such securities, net of applicable income taxes, recognized as other comprehensive income or loss. During 2021, approximately $77 million par value U.S. Treasuries and mortgage-backed securities were transferred from available-for-sale to held-to-maturity. Held-to-maturity securities are carried at their fair value on the date of transfer or at amortized cost if security purchases are designated as held-to-maturity. On December 31, 2022, 62% of the total investment portfolio was classified as held-to-maturity. The amortized cost of debt securities is adjusted for the accretion of discounts to maturity and the amortization of premiums to the earlier of a bond's call date or maturity based on the interest method. Such amortization and accretion is included in interest and dividends on securities.

Gains and losses on sales of securities are accounted for on a trade date basis, using the specific identification method, and are included in noninterest income. Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to: the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the receipt of principal and interest according to the contractual terms, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value and management's intent, and ability to hold the security for a period of time sufficient to allow for a recovery in market value. Among the factors considered in determining management's intent and ability to hold the security, is a review of the Company's capital adequacy, interest rate risk position, and liquidity. The assessment of a security's ability to recover any decline in market value, the ability of the issuer to meet contractual obligations, and management's intent and ability to hold the security requires considerable judgment. A decline in value considered to be other-than-temporary, is recorded as a loss within noninterest income in the Consolidated Statements of Income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUITY SECURITIES

Equity securities are held at fair value. Holding gains and losses are recorded in income. Dividends on equity securities are recognized as income when earned.

RESTRICTED STOCK

Investments in FHLB and Federal Reserve Bank stock are classified as restricted stock, carried at cost, and evaluated for impairment. The Bank is required to maintain an investment in common stock of the FHLB and Federal Reserve Bank because the Bank is a member of the FHLB and the Federal Reserve System.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future, until maturity, or pay-off, generally are stated at their outstanding principal amount, adjusted for charge-offs, the allowance for loan losses, and any deferred loan fees or costs on originated loans. Interest is accrued based upon the daily outstanding principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the life of the related loan.

Interest income is not reported when full repayment is in doubt, typically when the loan is impaired, or payments are past due over 90 days. All interest accrued, but not collected for loans placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

At origination, a determination is made whether a loan will be held in the Bank's portfolio or is intended for sale in the secondary market. Mortgage loans held for sale are recorded at the lower of the aggregate cost or fair value. Generally, these loans are held for sale for less than three (3) days. The Bank recognizes gains and losses on sales of the loans held for sale when the sale is completed.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect borrowers' ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans experiencing insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, commercial real estate, construction loans, and troubled debt restructurings by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual residential real estate or consumer loans for impairment disclosures.

OTHER REAL ESTATE OWNED

Other real estate acquired through or in lieu of foreclosure is initially recorded at fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for loan losses. Subsequent valuations are periodically performed and write-downs are included in noninterest expenses, as well as expenses related to maintenance of the properties. Gains or losses upon sale are recorded through noninterest income. There was no other real estate owned on December 31, 2022 or 2021.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Land is carried at cost. Depreciation and amortization are determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed using the straight-line method. Leasehold improvements are amortized over the useful life of the asset, or lease term, whichever is shorter. Expenses for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL

Goodwill is not amortized, but is tested for impairment at least annually in the fourth quarter or more frequently if indicators of impairment are present. The evaluation for impairment involves comparing the current fair value of the reporting unit to the carrying value, including goodwill. If the current fair value of a reporting unit exceeds the carrying value, no additional testing is required, and an impairment loss is not recorded. The Company uses market capitalization and multiples of tangible book value methods, based on observable bank acquisitions in the state of Ohio, to determine the estimated current fair value of its reporting unit. Based on this analysis no impairment was recorded in 2022 or 2021.

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights ("MSRs") represent the right to service loans for third party investors. MSRs are recognized at fair value as a separate asset upon the sale of mortgage loans to a third-party investor with the servicing rights retained by the Company. Originated MSRs are recorded at allocated fair value at the time of the sale of the loans to the third-party investor. MSRs are amortized in proportion to and over the estimated period of net servicing income. MSRs are carried at amortized cost, less a valuation allowance for impairment, if any. MSRs are evaluated on a discounted earnings basis to determine the present value of future earnings of the underlying serviced mortgages. All assumptions are reviewed annually, or more frequently if necessary, adjusted to reflect current, and anticipated market conditions.

BANK-OWNED LIFE INSURANCE

The cash surrender value of bank-owned life insurance policies is included as an asset on the Consolidated Balance Sheets and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statements of Income. In the event of the death of an individual insured under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

REPURCHASE AGREEMENTS

Substantially all securities sold under repurchase agreements represent amounts advanced by various customers. Securities owned by the Bank are pledged to secure those obligations. Repurchase agreements are not deposits and are not covered by federal deposit insurance.

ADVERTISING COSTS

All advertising costs are expensed as incurred. Advertising expenses amounted to $178 thousand, $165 thousand for the years ended 2022 and 2021, respectively.

FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated tax return. Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their respective tax bases. Deferred tax assets are recognized for temporary differences deductible in future years' tax returns and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences taxable in future years' tax returns.

The Bank, domiciled in Ohio, is not currently subject to state and local income taxes.

COMPREHENSIVE INCOME

The Company includes recognized revenue, expenses, gains, and losses in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, net of tax, these items along with net income are components of comprehensive income.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions constraining it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PER SHARE DATA

Earnings per share is computed based on the weighted average number of shares of common stock outstanding during each year. The company currently maintains a simple capital structure, thus, there are no dilutive effects on earnings per share.

The weighted average number of common shares outstanding for earnings per share computations was as follows:

(Dollars in thousands, except per share data)	2022	2021
Weighted average common shares	2,980,602	2,980,602
Average treasury shares	(266,557)	(247,476)
Total weighted average common shares outstanding basic and diluted	2,714,045	2,733,126
Net income	$ 13,313	$ 10,837
Earnings per share, basic and diluted	4.91	3.97

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2016-13 - Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments.

The Update and all subsequent ASU's that modified Topic 326, requires financial assets be presented at the net amount expected to be collected (i.e. net of expected credit losses), eliminating the probable recognition threshold for credit losses on financial assets measured at amortized cost. The measurement of expected credit losses should be based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The amount of any adjustment will be impacted by the portfolio composition and quality at the adoption date, as well as economic conditions and forecasts at that time. The new current expected credit losses model ("CECL") will apply to the allowance for loan losses, available-for-sale and held-to-maturity debt securities, purchased financial assets with credit deterioration and certain off-balance sheet credit exposures.

Management has completed its implementation plan, segmentation and testing, and model validation. The implementation plan included drafting of additional controls and policies to govern data uploads to its third-party vendor, balancing and reconciling, testing and auditing of inputs, and review and decision-making surrounding segmentation, methodologies, qualitative factor adjustments, and reasonable and supportable forecasts. Parallel runs were processed during 2022 and the results were consistent with management's expectations. The implementation plan is currently going through the Company's control structure and internal control testing is being performed.

As a result of adopting this standard, which is effective January 1, 2023, the Company has completed the calculation and is in the process of finalizing the qualitative factors, which will determine the total amount of the adjustment to the allowance for loan losses and the reserves for unfunded commitments. These estimates are subject to further refinements based on ongoing evaluations of our model, methodologies, and judgments, as well as prevailing economic conditions and forecasts as of the adoption date. The adoption of ASU 2016-13 is not expected to have a significant impact on our regulatory capital ratios.

The Company expects to record no allowance for credit losses related to AFS or HTM debt securities at the date of adoption, January 1, 2023, as the majority of the Company's debt securities are issued by U.S. government entities and agencies and there is zero credit loss expectation on these securities.

ASU 2017-04 - Simplifying the Test for Goodwill Impairment.

The Update, and all subsequent ASU's, simplifies the goodwill impairment test. Under the new guidance, Step 2 of the goodwill impairment process that requires an entity to determine the implied fair value of its goodwill by assigning fair value to all its assets and liabilities is eliminated. Instead, the entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new guidance is effective for annual and interim goodwill tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted. In November 2019, the FASB deferred the effective date for ASC 350, Intangibles – Goodwill and Other, for smaller reporting companies to fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. This Update is not expected to have a material impact on the Company's financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASU 2020-04 - Reference Rate Reform (Topic 848).

This update provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls "reference rate reform" if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients allowing them to continue applying hedge accounting for hedging relationships affected by reference rate reform, if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective for all entities upon issuance through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the sunset (or expiration) date of Accounting Standards Codification (ASC) Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. ASU 2022-06 is effective for all reporting entities immediately upon issuance and must be applied on a prospective basis. This Update is not expected to have a significant impact on the Company's financial statements.

ASU 2022-02, Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings (TDRs) and Vintage Disclosures.

The guidance amends ASC 326 to eliminate the accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancing and restructuring activities by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying TDR recognition and measurement guidance, creditors will determine whether a modification results in a new loan or continuation of existing loan. These amendments are intended to enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, the amendments to ASC 326 require that an entity disclose current-period gross write-offs by year of origination within the vintage disclosures, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination. The guidance is only for entities that have adopted the amendments in Update 2016-13 for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company's financial statements.

RECLASSIFICATION OF COMPARATIVE AMOUNTS

Certain comparative amounts from the prior years have been reclassified to conform to current year classifications. Such classifications had no effect on net income or shareholders' equity.

NOTE 2 – SECURITIES

Securities consisted of the following on December 31:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2022				
Available-for-sale				
U.S. Treasury securities	$ 23,194	$ —	$ (969)	$ 22,225
U.S. Government agencies	13,999	—	(1,369)	12,630
Mortgage-backed securities of government agencies	77,677	72	(8,859)	68,890
Asset-backed securities of government agencies	633	—	(15)	618
State and political subdivisions	20,462	—	(985)	19,477
Corporate bonds	28,740	—	(2,511)	26,229
Total available-for-sale	164,705	72	(14,708)	150,069
Held-to-maturity				
U.S. Treasury securities	12,753	—	(1,136)	11,617
Mortgage-backed securities of government agencies	232,068	—	(34,051)	198,017
State and political subdivisions	2,580	1	(261)	2,320
Total held-to-maturity	247,401	1	(35,448)	211,954
Equity securities	185	59	—	244
Restricted stock	3,430	—	—	3,430
Total securities	$ 415,721	$ 132	$ (50,156)	$ 365,697
2021				
Available-for-sale				
U.S. Treasury securities	$ 4,982	$ —	$ (10)	$ 4,972
U.S. Government agencies	13,999	—	(327)	13,672
Mortgage-backed securities of government agencies	78,224	393	(843)	77,774
Asset-backed securities of government agencies	760	—	(7)	753
State and political subdivisions	23,189	343	(201)	23,331
Corporate bonds	11,238	57	(89)	11,206
Total available-for-sale	132,392	793	(1,477)	131,708
Held-to-maturity				
U.S. Treasury securities	12,700	32	(39)	12,693
Mortgage-backed securities of government agencies	159,916	504	(766)	159,654
State and political subdivisions	2,192	3	(14)	2,181
Total held-to-maturity	174,808	539	(819)	174,528
Equity securities	53	62	—	115
Restricted stock	4,614	—	—	4,614
Total securities	$ 311,867	$ 1,394	$ (2,296)	$ 310,965

NOTE 2 – SECURITIES (CONTINUED)

The amortized cost and fair value of debt securities on December 31, 2022, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 5,966	$ 5,790
Due after one through five years	64,574	60,342
Due after five through ten years	24,930	22,979
Due after ten years	69,235	60,958
Total debt securities available-for-sale	$ 164,705	$ 150,069
Held-to-maturity		
Due in one year or less	$ 2,497	$ 2,418
Due after one through five years	7,412	6,794
Due after five through ten years	4,761	4,155
Due after ten years	232,731	198,587
Total debt securities held-to-maturity	$ 247,401	$ 211,954

Securities with a carrying value of approximately $110.1 million and $103.0 million were pledged on December 31, 2022, and 2021 respectively, to secure public deposits, as well as other deposits and borrowings as required or permitted by law.

Restricted stock primarily consists of investments in FHLB and Federal Reserve Bank stock. The Bank's investment in FHLB stock amounted to $2.9 million and $4.1 million on December 31, 2022, and 2021, respectively. Federal Reserve Bank stock was $471 thousand on December 31, 2022, and 2021.

There were no proceeds from sales of debt securities for the years ended December 31, 2022 and 2021. Gains and (losses) recognized on equity securities on the consolidated statements of income of $(3) thousand and $28 thousand, respectively for the years ended December 31, 2022 and 2021 were unrealized.

NOTE 2 – SECURITIES (CONTINUED)

The following table presents gross unrealized losses, fair value of securities, aggregated by investment category, and length of time individual securities have been in a continuous unrealized loss position, on December 31:

(Dollars in thousands)	Less Than 12 Months		12 Months Or More		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
2022						
Available-for-sale						
U.S. Treasury securities	$ (798)	$ 17,405	$ (171)	$ 4,820	$ (969)	$ 22,225
U.S. Government agencies	–	–	(1,369)	12,630	(1,369)	12,630
Mortgage-backed securities of government agencies	(1,046)	16,188	(7,813)	44,519	(8,859)	60,707
Asset-backed securities of government agencies	–	–	(15)	618	(15)	618
State and political subdivisions	(189)	9,079	(796)	9,848	(985)	18,927
Corporate bonds	(1,165)	13,502	(1,346)	12,727	(2,511)	26,229
Held-to-maturity						
U.S. Treasury securities	–	–	(1,136)	11,617	(1,136)	11,617
Mortgage-backed securities of government agencies	(9,733)	79,325	(24,318)	118,692	(34,051)	198,017
State and political subdivisions	–	–	(261)	1,903	(261)	1,903
Total temporarily impaired securities	$ (12,931)	$ 135,499	$ (37,225)	$ 217,374	$ (50,156)	$ 352,873
2021						
Available-for-sale						
U.S. Treasury securities	$ (10)	$ 4,972	$ –	$ –	$ (10)	$ 4,972
U.S. Government agencies	(69	2,930	(258)	10,742	(327)	13,672
Mortgage-backed securities of government agencies	(574)	43,595	(269)	12,653	(843)	56,248
Asset-backed securities of government agencies	–	–	(7)	753	(7)	753
State and political subdivisions	(201)	9,646	–	–	(201)	9,646
Corporate bonds	$ (44)	$ 5,710	$ (45)	$ 955	$ (89)	$ 6,665
Held-to-maturity						
U.S. Treasury securities	(39)	9,837	–	–	(39)	9,837
Mortgage-backed securities of government agencies	(766)	98,906	–	–	(766)	98,906
State and political subdivisions	(14)	1,749	–	–	(14)	1,749
Total temporarily impaired securities	$ (1,717)	$ 177,345	$ (579)	$ 25,103	$ (2,296)	$ 202,448

There were 200 securities in an unrealized loss position on December 31, 2022, 90 of which were in a continuous loss position for twelve (12) or more months. At least quarterly, the Company conducts a comprehensive security-level impairment assessment. The assessments are based on the nature of the securities, the extent and duration of the securities, the extent and duration of the loss, and management's intent to sell or if it is more likely than not that management will be required to sell a security before recovery of its amortized cost basis, which may be maturity. Management believes the Company will fully recover the cost of these securities and it does not intend to sell these securities and likely will not be required to sell them before the anticipated recovery of the remaining amortized cost basis, which may be maturity. As a result, management concluded that these securities were not other-than-temporarily impaired on December 31, 2022.

NOTE 3 – LOANS

Loans consisted of the following on December 31:

(Dollars in thousands)	2022	2021
Commercial	$ 129,343	$ 123,933
Commercial real estate	231,785	194,754
Residential real estate	194,125	168,247
Construction & land development	55,318	46,042
Consumer	16,387	16,074
Total loans before deferred loan (fees) and costs	626,958	549,050
Deferred loan (fees) and costs	213	104
Total loans	$ 627,171	$ 549,154

Loan Origination/Risk Management

The Company has certain lending policies and procedures in place designed to maximize loan income within an acceptable level of risk. Management reviews and the Board of Directors approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand their business. Underwriting standards are designed to promote relationship banking rather than transactional banking. The Company's management examines current and occasionally projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. However, the cash flows of borrowers may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Company's exposure to adverse economic events that affect any single industry. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria.

With respect to loans to developers and builders secured by non-owner occupied properties, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction and land development loans are underwritten utilizing independent appraisal reviews, sensitivity analysis of absorption, lease rates, and financial analysis of developers and property owners. Construction and land development loans are generally based upon estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction and land development loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property, or permanent financing from the Company. These loans are closely monitored by on-site inspections and are considered to have higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

The Company originates consumer loans utilizing a judgmental underwriting process. Policies and procedures are developed and modified, as needed, by management to monitor and manage consumer loan risk. This activity, coupled with relatively small loan amounts spread across many individual borrowers, minimizes risk.

The Company engages an independent loan review vendor that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the Audit Committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

NOTE 3 – LOANS (CONTINUED)

Paycheck Protection Program

The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was signed into law on March 27, 2020 and provided over $2 trillion in economic relief to individuals and businesses impacted by the COVID-19 pandemic. The CARES Act authorized the SBA to temporarily guarantee loans under a new 7(a) loan program called the Paycheck Protection Program ("PPP"). As a qualified SBA lender, the Company was automatically authorized to originate PPP loans. The PPP provided loans to small businesses who were affected by economic conditions as a result of COVID-19 to provide cash flow assistance to employers who maintained their payroll (including healthcare and certain related expenses), mortgage interest, rent, leases, utilities and interest on existing debt during the COVID-19 emergency. During 2021 and 2020, the Company originated 1,351 PPP loans with principal balances of $128.9 million. The PPP loans are 100% guaranteed by the SBA and are eligible for forgiveness by the SBA to the extent that the proceeds were used to cover eligible payroll costs, interest costs, rent, and utility costs over a period of up to 24 weeks after the loan was made if certain conditions were met regarding employee retention and compensation levels. The majority of PPP loans deemed eligible for forgiveness by the SBA have been repaid by the SBA to the Company. As of December 31, 2022, the Company has received $128.5 million in loan forgiveness from the SBA. The remaining $359 thousand of PPP loans are included in the Commercial loan category with no allowance for loan losses allocated.

Concentrations of Credit

Nearly all the Company's lending activity occurs within the State of Ohio, including the four counties of Holmes, Stark, Tuscarawas, and Wayne, as well as other markets. The majority of the Company's loan portfolio consists of commercial and industrial and commercial real estate loans. Credit concentrations, including commitments, as determined using North American Industry Classification Codes (NAICS), to the four largest industries compared to total loans at December 31, 2022, included $73 million, or 12%, of total loans to lessors of non-residential buildings; $26 million, or 4%, of total loans to assisted living facilities for the elderly; $17 million, or 3%, of total loans to lessors of other real estate property; and $17 million, or 3%, of total loans to home centers (hardware stores). These loans are generally secured by real property and equipment, with repayment expected from operational cash flow. Credit evaluation is based on a review of cash flow coverage of principal, interest payments, and the adequacy of the collateral received.

Allowance for Loan Losses

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2022, and 2021. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

During 2022, the decrease in the provision (recovery) for loan losses for construction and land development and commercial real estate loans was primarily related to the improvement in loans to businesses that were negatively impacted by the COVID-19 pandemic, the reduction of impaired and adversely classified loans, as well as a large recovery received on a previously charged-off loan. The decrease in the provision for consumer loans was primarily related to the tightening of underwriting guidelines pertaining to the RV portfolio along with a decline in RV loan balances and fewer consumer loan charge-offs in 2022. The provision related to residential real estate loans increased as a result of the growth in loan balances along with an increase in the general loss ratios due to elevated levels of economic uncertainty associated with increased inflation and higher interest rates.

During 2021, the increase in the provision for loan losses for construction and land development loans was primarily related to loans to assisted living facilities that have been affected by the COVID-19 pandemic. The decrease in the provision related to commercial, commercial real estate and residential real estate loans was primarily related to the improvement in economic conditions along with fewer delinquent and nonperforming loans and improvement in adversely classified loans. The provision related to consumer loans increased primarily as a result of the increase in historical losses of loans in this category.

Summary of Allowance for Loan Losses

(Dollars in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Construction & Land Development	Consumer	Unallocated	Total
December 31, 2022							
Beginning balance	$ 1,240	$ 2,838	$ 992	$ 1,380	$ 421	$ 747	$ 7,618
(Recovery) provision for loan losses	47	(68)	273	(889)	(175)	(83)	(895)
Charge-offs	(227)	(13)	–	–	(48)		(288)
Recoveries	50	3	3	312	35		403
Net (charge-offs) recoveries	(177)	(10)	3	312	(13)		115
Ending balance	$ 1,110	$ 2,760	$ 1,268	$ 803	$ 233	$ 664	$ 6,838
December 31, 2021							
Beginning balance	$ 1,739	$ 3,469	$ 1,156	$ 756	$ 352	$ 802	$ 8,274
(Recovery) provision for loan losses	(495)	(639)	(189)	624	99	(55)	(655)
Charge-offs	(35)	–	–	–	(95)		(130)
Recoveries	31	8	25	–	65		129
Net (charge-offs) recoveries	(4)	8	25	–	(30)		(1)
Ending balance	$ 1,240	$ 2,838	$ 992	$ 1,380	$ 421	$ 747	$ 7,618

NOTE 3 – LOANS (CONTINUED)

The following table presents the balance in the allowance for loan losses and the ending loan balances by portfolio segment and impairment method as of December 31:

(Dollars in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Construction & Land Development	Consumer	Unallocated	Total
2022							
Allowance for loan losses:							
Ending allowance balances attributable to loans:							
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ 4	$ —	$ 4
Collectively evaluated for impairment	1,110	2,760	1,268	803	229	664	6,834
Total ending allowance balance	$ 1,110	$ 2,760	$ 1,268	$ 803	$ 233	$ 664	$ 6,838
Loans:							
Loans individually evaluated for impairment	$ 123	$ 113	$ 677	$ —	$ 123		$ 1,036
Loans collectively evaluated for impairment	129,220	231,672	193,448	55,318	16,264		625,922
Total ending loans balance	$ 129,343	$ 231,785	$ 194,125	$ 55,318	$ 16,387		$ 626,958
2021							
Allowance for loan losses:							
Ending allowance balances attributable to loans:							
Individually evaluated for impairment	$ 208	$ 9	$ 2	$ —	$ 3	$ —	$ 222
Collectively evaluated for impairment	1,032	2,829	990	1,380	418	747	7,396
Total ending allowance balance	$ 1,240	$ 2,838	$ 992	$ 1,380	$ 421	$ 747	$ 7,618
Loans:							
Loans individually evaluated for impairment	$ 342	$ 291	$ 856	$ 329	$ 137		$ 1,955
Loans collectively evaluated for impairment	123,591	194,463	167,391	45,713	15,937		547,095
Total ending loans balance	$ 123,933	$ 194,754	$ 168,247	$ 46,042	$ 16,074		$ 549,050

NOTE 3 – LOANS (CONTINUED)

The following table presents loans individually evaluated for impairment by class of loans as of December 31:

(Dollars in thousands)	Unpaid Principal Balance		Recorded Investment With No Allowance		Recorded Investment With Allowance		Total Recorded Investment[1]		Related Allowance		Average Recorded Investment		Interest Income Recognized	
2022														
Commercial	$	123	$	124	$	—	$	124	$	—	$	327	$	7
Commercial real estate		117		92		20		112		—		118		4
Residential real estate		733		166		518		683		—		758		31
Construction & land development		—		—		—		—		—		123		—
Consumer		127		6		121		127		4		130		8
Total impaired loans	$	1,101	$	387	$	659	$	1,046	$	4	$	1,456	$	50
2021														
Commercial	$	354	$	134	$	208	$	342	$	208	$	1,397	$	23
Commercial real estate		433		233		59		292		9		1,945		85
Residential real estate		925		571		291		862		2		826		31
Construction & land development		646		330		—		330		—		330		—
Consumer		141		23		119		142		3		132		8
Total impaired loans	$	2,499	$	1,291	$	677	$	1,968	$	222	$	4,630	$	147

[1]Includes principal, accrued interest, unearned fees, and origination costs.

NOTE 3 – LOANS (CONTINUED)

The following table presents the aging of accruing past due and nonaccrual loans by class of loans as of December 31:

(Dollars in thousands)	Current	Accruing Loans 30-59 Days Past Due	60-89 Days Past Due	90 Days + Past Due	Nonaccrual	Total Past Due and Nonaccrual	Total Loans
2022							
Commercial	$ 129,270	$ 70	$ 3	$ –	$ –	$ 73	$ 129,343
Commercial real estate	231,693	–	–	–	92	92	231,785
Residential real estate	193,794	95	137	–	99	331	194,125
Construction & land development	55,286	32	–	–	–	32	55,318
Consumer	16,091	103	128	–	65	296	16,387
Total loans	$ 626,134	$ 300	$ 268	$ –	$ 256	$ 824	$ 626,958
2021							
Commercial	$ 123,698	$ 5	$ 17	$ 5	$ 208	$ 235	$ 123,933
Commercial real estate	194,615	–	–	–	139	139	194,754
Residential real estate	167,689	191	–	–	367	558	168,247
Construction & land development	45,713	–	–	–	329	329	46,042
Consumer	15,863	171	–	–	40	211	16,074
Total loans	$ 547,578	$ 367	$ 17	$ 5	$ 1,083	$ 1,472	$ 549,050

Troubled Debt Restructurings

The Company had troubled debt restructurings ("TDRs") of $944 thousand as of December 31, 2022, with $4 thousand of specific reserves allocated to customers whose loan terms have been modified in TDRs. On December 31, 2022, $916 thousand of the loans classified as TDRs were performing in accordance with their modified terms. The remaining $28 thousand were classified as nonaccrual. On December 31, 2021, the Company had TDRs of $1.3 million, with $14 thousand of specific reserves allocated.

There were no loan modifications considered TDRs completed during the year ended December 31, 2022. The following table represents the loan modification considered TDRs completed during the year ended December 31, 2021:

(Dollars in thousands)	Number Of Loans Restructured	Pre-Modification Recorded Investment	Post-Modification Recorded Investment
2021			
Commercial	4	$ 960	$ 960
Commercial Real Estate	2	1,686	1,686
Residential Real Estate	1	159	159
Consumer	1	13	13
Total restructured loans	8	$ 2,818	$ 2,818

The loans restructured were modified by changing the monthly payment to interest only and extending the maturity dates. No principal reductions were made. None of the loans restructured in 2021 subsequently defaulted in 2022.

NOTE 3 – LOANS (CONTINUED)

Real Estate Loans in Foreclosure

There was no other real estate owned on December 31, 2022, or 2021, respectively. Mortgage loans in the process of foreclosure were $17 thousand on December 31, 2022. There were no mortgage loans in the process of foreclosure on December 31, 2021.

Credit Quality Indicators

The Company categorizes commercial and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes commercial and commercial real estate loans individually by classifying the loans as to credit risk. This analysis includes commercial loans with an outstanding balance greater than $500 thousand. This analysis is performed on an annual basis.

The Company uses the following definitions for risk ratings:

Pass. Loans classified as pass (Cash Secured, Exceptional, Acceptable, Monitor or Pass Watch) may exhibit a wide array of characteristics but at a minimum represent an acceptable risk to the Bank. Borrowers in this rating may have leveraged but acceptable balance sheet positions, satisfactory asset quality, stable to favorable sales and earnings trends, acceptable liquidity, and adequate cash flow. Loans are considered fully collectable and require an average amount of administration. While generally adhering to credit policy, these loans may exhibit occasional exceptions that do not result in undue risk to the Bank. Borrowers are generally capable of absorbing setbacks, financial and otherwise, without the threat of failure.

Special Mention. Loans classified as special mention have a material weakness deserving of management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses jeopardizing the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, values, highly questionable, and improbable.

NOTE 3 – LOANS (CONTINUED)

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans. Loans listed as not rated are either less than $500 thousand or are included in groups of homogeneous loans. Based on the most recent analysis performed, the risk category of loans by class was as follows on December 31:

(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Not Rated	Total
2022						
Commercial	$ 119,353	$ 282	$ 7,927	$ —	$ 1,781	$ 129,343
Commercial real estate	220,414	485	8,352	—	2,534	231,785
Construction & land development	40,640	6,655	—	—	8,023	55,318
Total	$ 380,407	$ 7,422	$ 16,279	$ —	$ 12,338	$ 416,446
2021						
Commercial	$ 114,608	$ 5,959	$ 2,203	$ —	$ 1,163	$ 123,933
Commercial real estate	176,547	7,313	10,186	—	708	194,754
Construction & land development	33,205	5,439	329	—	7,069	46,042
Total	$ 324,360	$ 18,711	$ 12,718	$ —	$ 8,940	$ 364,729

Management monitors the credit quality of residential real estate and consumer loans as homogeneous groups. These loans are evaluated based on delinquency status and included in the past due table in this section. Nonperforming loans include loans past due 90 days and greater and loans on nonaccrual of interest status.

Mortgage Servicing Rights

For the years ended December 31, 2022 and 2021, the Company had outstanding MSRs of $621 thousand and $604 thousand, respectively. The capitalized additions of servicing rights is included in net gain on sale of loans on the consolidated statement of income. No valuation allowance was recorded on December 31, 2022 or 2021, as the fair value of the MSRs exceeded their carrying value. On December 31, 2022, the Company had $130.1 million residential mortgage loans with servicing retained as compared to $133.8 million with servicing retained on December 31, 2021.

Total loans serviced for others approximated $137.5 million and $142.1 million on December 31, 2022, and 2021, respectively.

The following summarizes mortgage servicing rights capitalized and amortized during each year:

(Dollars in thousands)	2022	2021
Beginning of year	$ 604	$ 488
Capitalized additions	97	224
Amortization	(80)	(108)
Valuation allowance	—	—
End of year	$ 621	$ 604

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following on December 31:

(Dollars in thousands)	2022	2021
Land and improvements	$ 2,550	$ 2,550
Buildings and improvements	14,459	14,420
Furniture and equipment	6,922	6,621
Leasehold improvements	329	329
	24,260	23,920
Accumulated depreciation	10,846	10,054
Premises and equipment, net	$ 13,414	$ 13,866

Depreciation expense amounted to $818 thousand, $753 thousand for the years ended December 31, 2022, and 2021, respectively.

NOTE 5 – LEASES

Operating leases in which the Company is the lessee are recorded as operating lease Right of Use ("ROU") assets and operating lease liabilities, included in other assets and other liabilities, respectively, on the consolidated balance sheets. The Company does not currently have any finance leases. Operating lease ROU assets represent the right to use an underlying asset during the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. The Company elected to adopt the transition method, which uses a modified retrospective transition approach. ROU assets and operating lease liabilities are recognized as of the date of adoption based on the present value of the remaining lease payments using a discount rate that represents the Company's incremental borrowing rate at the date of initial application.

Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy and equipment expense in the consolidated statements of income and other comprehensive income. The leases relate to bank branches with remaining lease terms of generally 3 to 5 years. Certain lease arrangements contain extension options which are typically 5 years at the then fair market rental rates. As these extension options are generally considered reasonably certain of exercise, they are included in the lease term.

As of December 31, 2022, operating lease ROU assets were $316 thousand, and liabilities were $307 thousand. For the years ended December 31, 2022, and 2021, CSB recognized $107 thousand, and $105 thousand in operating lease cost respectively.

The following table summarizes other information related to our operating leases:

December 31, 2022	
Weighted-average remaining lease term – operating leases in years	3.2
Weighted-average discount rate – operating leases	3.15%

The following table presents aggregate lease maturities and obligations as of December 31, 2022:

(Dollars in thousands)	
December 31, 2022	
2023	$ 96
2024	105
2025	74
2026	46
2027	6
2028 and thereafter	–
Total lease payments	327
Less: interest	20
Present value of lease liabilities	$ 307

NOTE 6 – INTEREST-BEARING DEPOSITS

Interest-bearing deposits on December 31 were as follows:

(Dollars in thousands)	**2022**	**2021**
Demand	$ 241,227	$ 242,387
Savings	313,826	304,639
Time deposits:		
$250,000 and greater	28,839	26,213
Other	89,242	95,162
Total interest-bearing deposits	$ 673,134	$ 668,401

On December 31, 2022, stated maturities of time deposits were as follows:

(Dollars in thousands)	
2023	$ 66,598
2024	41,712
2025	5,960
2026	1,934
2027	1,877
Total	$ 118,081

NOTE 7 – BORROWINGS

Short-term borrowings

Short-term borrowings include overnight repurchase agreements, federal funds purchased, and short-term advances through the FHLB. The outstanding balances and related information for short-term borrowings are summarized as follows:

(Dollars in thousands)	2022	2021
Balance at year-end	$ 32,550	$ 36,530
Average balance outstanding	37,367	38,680
Maximum month-end balance	39,073	39,665
Weighted-average rate at year-end	0.80%	0.12%
Weighted-average rate during the year	0.28	0.14

Average balances outstanding during the year represent daily average balances; average interest rates represent interest expenses divided by the related average balances.

The following table provides additional detail regarding the collateral pledged to secure repurchase agreements accounted for as secured borrowings:

	Remaining Contractual Maturity Overnight and Continuous	
(Dollars in thousands)	December 31, 2022	December 31, 2021
Securities of U.S. Government agencies and mortgage-backed securities of government agencies pledged, fair value	$ 32,775	$ 36,737
Repurchase agreements	32,550	36,530

Other borrowings

The following table sets forth information concerning other borrowings:

	Maturity Range		Weighted Average Interest	Stated Interest Rate Range		At December 31,	
(Dollars in thousands)	From	To	Rate	From	To	2022	2021
Fixed-rate amortizing	4/1/24	6/1/37	1.94%	1.16%	2.01%	$ 2,461	$ 3,407

Maturities of other borrowings on December 31, 2022, are summarized as follows for the years ended December 31:

(Dollars in thousands)	Amount	Weighted Average Rate
2023	$ 707	1.87%
2024	488	1.94
2025	349	1.98
2026	262	1.98
2027	195	1.99
2028 and beyond	460	1.99
	$ 2,461	1.94%

Monthly principal and interest payments, as well as 10% – 20% principal curtailments on the borrowings' anniversary dates are due on the fixed-rate amortizing borrowings. FHLB borrowings are secured by a blanket collateral agreement. On December 31, 2022, the Company had the capacity to borrow an additional $122 million from the FHLB.

NOTE 8 – INCOME TAXES

Income tax expense was as follows:

(Dollars in thousands)	2022	2021
Current	$ 3,358	$ 2,698
Deferred	(135)	(131)
Total income tax provision	$ 3,223	$ 2,567

Effective tax rates were 19.5% and 19.2% for 2022 and 2021 and differ from the federal statutory rate of 21% applied to income before taxes due to the following:

(Dollars in thousands)	2022	2021
Expected provision using statutory federal income tax rate	$ 3,473	$ 2,815
Effect of bond and loan tax-exempt income	(113)	(121)
Bank owned life insurance income	(141)	(130)
Other	4	3
Total income tax provision	$ 3,223	$ 2,567

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities on December 31 were as follows:

(Dollars in thousands)	2022	2021
Allowance for loan losses	$ 1,534	$ 1,698
Unrealized loss on securities	3,434	565
Other	35	50
Deferred tax assets	5,003	2,313
Premises and equipment	(598)	(683)
Federal Home Loan Bank stock dividends	(268)	(376)
Deferred loan fees	(288)	(267)
Prepaid expenses	(188)	(157)
Other	(602)	(505)
Deferred tax liabilities	(1,944)	(1,988)
Net deferred tax asset (liability)	$ 3,059	$ 325

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Income. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years prior to 2019.

NOTE 9 – EMPLOYEE BENEFITS

The Company sponsors a contributory 401(k) profit-sharing plan (the "Plan") covering substantially all employees who meet certain age and service requirements. The Plan permits investment in the Company's common stock subject to various limitations and provides for discretionary profit sharing and matching contributions. The discretionary profit-sharing contribution is determined annually by the Board of Directors and amounted to 3% in 2022 and 2021 of each eligible participant's compensation. Beginning in 2018, the Plan provided for a 100% Company match up to a maximum of 4% of eligible compensation. The Company auto enrolls all eligible new hires into the Plan. Expense under the Plan amounted to approximately $735 thousand and $615 thousand for 2022 and 2021, respectively.

The Company sponsors a non-qualified deferred compensation plan covering eligible officers. Expense under the plan amounted to $3 thousand and $0.6 thousand in 2022 and 2021, respectively.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments. The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding on December 31:

(Dollars in thousands)	2022	2021
Commitments to extend credit	$ 266,422	$ 246,838
Letters of credit	1,376	964

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Consumer commitments generally have fixed expiration dates and commercial commitments are generally due on demand and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, obtained if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include residential real estate, accounts receivable, recognized inventory, property, plant and equipment, and income-producing commercial properties.

Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company requires collateral supporting these commitments when deemed appropriate.

The Company had $0 reserve for unfunded loan commitments as of December 31, 2022 and $128 thousand as of December 31, 2021. The decrease in the reserve for unfunded loan commitments was due to a construction project that was completed and fully drawn.

NOTE 11 – RELATED-PARTY TRANSACTIONS

In the ordinary course of business, loans are made by the Bank to executive officers, directors, their immediate family members, and their related business interests consistent with Federal Reserve Regulation O and GAAP definition of related parties.

The following is an analysis of activity of related-party loans for the years ended December 31:

(Dollars in thousands)	2022	2021
Balance at beginning of year	$ 46	$ 84
New loans and advances	319	11
Repayments, including loans sold	33	49
Balance at end of year	$ 332	$ 46

Deposits from executive officers, directors, their immediate family members, and their related business interests on December 31, 2022, and 2021 were approximately $6.2 million and $6.2 million.

NOTE 12 – REGULATORY MATTERS

The Company (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial performance. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines involving quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of Total capital, Tier 1 capital and Common equity tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes as of December 31, 2022 and 2021, the Company and Bank met or exceeded all capital adequacy requirements to which they are subject.

As of December 31, 2022, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" an institution must maintain minimum Total risk-based, Tier 1 risk-based, Common equity Tier 1, and Tier 1 leverage ratios as set forth in the following tables. There are no known conditions or events since that notification that Management believes have changed the Bank's category.

NOTE 12 – REGULATORY MATTERS (CONTINUED)

The actual capital amounts and ratios of the Company and Bank as of December 31 are presented in the following tables:

(Dollars in thousands)	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2022						
Total capital to risk-weighted assets						
Consolidated	$110,949	16.0%	$ 55,339	8.0%	$ 69,174	10.0%
Bank	109,778	15.9	55,315	8.0	69,144	10.0
Tier 1 capital to risk-weighted assets						
Consolidated	104,111	15.1	41,505	6.0	55,339	8.0
Bank	102,940	14.9	41,486	6.0	55,315	8.0
Common equity tier 1 capital to risk-weighted assets						
Consolidated	104,111	15.1	31,128	4.5	44,963	6.5
Bank	102,940	14.9	31,115	4.5	44,943	6.5
Tier 1 leverage ratio						
Consolidated	104,111	8.8	47,370	4.0	59,213	5.0
Bank	102,940	8.7	47,358	4.0	59,197	5.0
2021						
Total capital to risk-weighted assets						
Consolidated	$101,999	17.5%	$ 46,615	8.0%	$ 58,268	10.0%
Bank	100,547	17.3	46,599	8.0	58,248	10.0
Tier 1 capital to risk-weighted assets						
Consolidated	94,712	16.3	34,961	6.0	46,615	8.0
Bank	93,260	16.0	34,949	6.0	46,599	8.0
Common equity tier 1 capital to risk-weighted assets						
Consolidated	94,712	16.3	26,221	4.5	37,875	6.5
Bank	93,260	16.0	26,212	4.5	37,861	6.5
Tier 1 leverage ratio						
Consolidated	94,712	8.3	45,441	4.0	56,801	5.0
Bank	93,260	8.2	45,433	4.0	56,791	5.0

The Company's primary source of funds with which to pay dividends, are dividends received from the Bank. The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current year net income and prior two-years' net retained earnings. Also, dividends may not reduce capital levels below the minimum regulatory requirements disclosed in the prior table. Under these provisions, on January 1, 2023, the Bank could dividend $23.3 million to the Company. The Company does not anticipate the financial need to obtain regulatory approval to pay dividends. Federal law prevents the Company from borrowing from the Bank unless loans are secured by specific obligations. Further, such secured loans are limited to an amount not exceeding ten percent of the Bank's common stock and capital surplus.

NOTE 13 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2022, and 2021, and for each of the two years in the period ended December 31, 2022, follows:

(Dollars in thousands)	2022	2021
CONDENSED BALANCE SHEETS		
ASSETS		
Cash deposited with subsidiary bank	$ 805	$ 1,244
Investment in subsidiary bank	94,749	95,863
Securities available-for-sale	244	115
Other assets	162	143
TOTAL ASSETS	$ 95,960	$ 97,365
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total liabilities	$ 40	$ 50
Total shareholders' equity	95,920	97,315
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 95,960	$ 97,365

(Dollars in thousands)	2022	2021
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME		
Dividends on securities	$ 7	$ 3
Dividends from subsidiary	3,950	4,150
Unrealized (loss) gain on equity securities	(3)	28
Total income	3,954	4,181
Operating expenses	407	341
Income before taxes and undistributed equity income of subsidiary	3,547	3,840
Income tax benefit	(86)	(65)
Equity earnings in subsidiary, net of dividends	9,680	6,932
NET INCOME	$ 13,313	$ 10,837
COMPREHENSIVE INCOME	$ 2,519	$ 7,726

NOTE 13 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

(Dollars in thousands)	2022	2021
CONDENSED STATEMENTS OF CASH FLOWS		
Cash flows from operating activities:		
Net income	$ 13,313	$ 10,837
Adjustments to reconcile net income to cash provided by operations:		
Equity earnings in subsidiary, net of dividends	(9,680)	(6,932)
Change in other assets, liabilities	(27)	(22)
Net cash provided by operating activities	3,606	3,883
Cash flows from investing activities:		
Purchase of equity securities	(131)	–
Net cash used in investing activities	(131)	–
Cash flows from financing activities:		
Cash dividends paid	(3,526)	(3,331)
Purchase of treasury stock	(388)	(939)
Net cash used in financing activities	(3,914)	(4,270)
Decrease in cash	(439)	(387)
Cash at beginning of year	1,244	1,631
Cash at end of year	$ 805	$ 1,244

NOTE 14 – FAIR VALUE MEASUREMENTS

The Company provides disclosures about assets and liabilities carried at fair value. The framework provides a fair value hierarchy prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three broad levels of the fair value hierarchy are described below:

Level I: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets the Company has the ability to access.

Level II: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices observable for the asset or liability; inputs derived principally from or corroborated by observable market data by or other means including certified appraisals. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents the assets reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2022, and December 31, 2021, by level within the fair value hierarchy. No liabilities were carried at fair value. As required by the accounting standards, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Equity securities with readily determinable values and U.S. Treasury Notes are valued at the closing price reported on the active market on which the individual securities are traded. Obligations of U.S. government agencies, mortgage-backed securities, asset-backed securities, obligations of states and political subdivisions and corporate bonds are valued at observable market data for similar assets. Equity securities without readily determinable values are carried at amortized cost, adjusted for impairment and observable price changes.

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:		**December 31, 2022**		
Securities available-for-sale				
U.S. Treasury securities	$ 22,225	$ —	$ —	$ 22,225
U.S. Government agencies	—	12,630	—	12,630
Mortgage-backed securities of government agencies	—	68,890	—	68,890
Asset-backed securities of government agencies	—	618	—	618
State and political subdivisions	—	19,477	—	19,477
Corporate bonds	—	26,229	—	26,229
Total available-for-sale securities	$ 22,225	$ 127,844	$ —	$ 150,069
Equity securities	$ 198	$ —	$ —	$ 198
Assets:		**December 31, 2021**		
Securities available-for-sale				
U.S. Treasury securities	$ 4,972	$ —	$ —	$ 4,972
U.S. Government agencies	—	13,672	—	13,672
Mortgage-backed securities of government agencies	—	77,774	—	77,774
Asset-backed securities of government agencies	—	753	—	753
State and political subdivisions	—	23,331	—	23,331
Corporate bonds	—	11,206	—	11,206
Total available-for-sale securities	$ 4,972	$ 126,736	$ —	$ 131,708
Equity securities	$ 69	$ —	$ —	$ 69

NOTE 14 – FAIR VALUE MEASUREMENTS (CONTINUED)

There were no assets measured on a nonrecurring basis as of December 31, 2022, and 2021, respectively. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral securing the impaired loans include: quoted market prices for identical assets classified as Level I inputs; observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. In cases where valuation techniques included unobservable inputs and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs.

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments carried at amortized cost as of December 31 were as follows:

	2022				
(Dollars in thousands)	**Carrying Value**	**Level I**	**Level II**	**Level III**	**Total Fair Value**
Financial assets					
Securities held-to-maturity	$ 247,401	$ 11,617	$ 200,337	$ –	$ 211,954
Loans held for sale	52	55	–	–	55
Net loans	620,333	–	–	600,720	600,720
Mortgage servicing rights	621	–	–	621	621
Financial liabilities					
Deposits	$ 1,023,417	$ 905,335	$ –	$ 114,478	$ 1,019,813
Other borrowings	2,461	–	–	2,321	2,321

	2021				
(Dollars in thousands)	**Carrying Value**	**Level I**	**Level II**	**Level III**	**Total Fair Value**
Financial assets					
Securities held-to-maturity	$ 174,808	$ 12,693	$ 161,835	$ –	$ 174,528
Loans held for sale	231	238	–	–	238
Net loans	541,536	–	–	548,317	548,317
Mortgage servicing rights	604	–	–	604	604
Financial liabilities					
Deposits	$ 1,002,747	$ 881,372	$ –	$ 121,005	$ 1,002,377
Other borrowings	3,407	–	–	3,431	3,431

Other financial instruments carried at amortized cost include cash and cash equivalents, restricted stock, bank-owned life insurance, accrued interest receivable, short-term borrowings, and accrued interest payable, all of which have a level 1 fair value that approximates their carrying value.

NOTE 16 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive (loss) income by component net of tax for the years ended December 31, 2022, and 2021:

(Dollars in thousands)	Pretax	Tax Effect	After-Tax
BALANCE AS OF DECEMBER 31, 2020	$ 1,249	$ (263)	$ 986
Unrealized holding loss on available-for-sale securities arising during the period	(2,050)	432	(1,618)
Unrealized loss on securities transferred from available-for-sale to held to maturity	(1,976)	415	(1,561)
Amortization of held-to-maturity discount resulting from transfer	86	(18)	68
Total other comprehensive income	(3,940)	829	(3,111)
BALANCE AS OF DECEMBER 31, 2021	$ (2,691)	$ 566	$ (2,125)
Unrealized holding loss on available-for-sale securities arising during the period	(13,952)	2,930	(11,022)
Amortization of held-to-maturity discount resulting from transfer	289	(61)	228
Total other comprehensive loss	(13,663)	2,869	(10,794)
BALANCE AS OF DECEMBER 31, 2022	$ (16,354)	$ 3,435	$ (12,919)

NOTE 17 − CONTINGENT LIABILITIES

In the normal course of business, the Company is subject to pending and threatened legal actions. Although, the Company is not able to predict the outcome of such actions, after reviewing pending and threatened actions, management believes that the outcome of any or all such actions will not have a material adverse effect on the results of operations or shareholders' equity of the Company.

The Company has an employment agreement with an officer. Upon the occurrence of certain types of termination of employment, the Company may be required to make specified severance payments if termination occurs within a specified period of time, generally two years from the date of the agreement, or pursuant to certain change in control transactions.

NOTE 18− QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of selected quarterly financial data (unaudited) for the years ended December 31:

(Dollars in thousands, except per share data)	Interest Income		Net Interest Income		Net Income		Basic and Diluted Earnings Per Share	
2022								
First quarter	$	7,242	$	6,865	$	2,701	$	0.99
Second quarter		8,003		7,630		3,209		1.18
Third quarter		9,156		8,560		3,650		1.35
Fourth quarter		10,418		9,268		3,753		1.39
2021								
First quarter	$	7,581	$	7,008	$	2,885	$	1.05
Second quarter		7,014		6,471		2,745		1.00
Third quarter		7,805		7,325		2,901		1.06
Fourth quarter		7,129		6,713		2,306		0.85

OFFICERS

JEFF M. AGNES
Officer,
Network Administrator

PAMELA S. BASINGER
Vice President,
Financial Officer

JOEL BECKLER
Vice President,
Commercial Relationship
Manager

LES A. BERTSCHY
Assistant Vice President,
Banking Center Manager

SARAH B. BIRCHFIELD
Vice President,
Commercial Relationship
Manager

CAROL V. BJORK
Officer,
Mortgage Loan Originator

WENDY D. BROWN
Vice President,
Project Manager

STACY L. BUCKLEW
Assistant Vice President,
Banking Center Manager

C. DAWN BUTLER
Vice President,
Regional Banking Center Manager

BEVERLY A. CARR
Assistant Vice President,
Bank Operations Manager

TANISA CHRAPOWICKI
Officer,
Trust Operations

PEGGY L. CONN
Officer,
Corporate Secretary

JENNIFER L. DEAM
Assistant Vice President,
Electronic Services Manager

CHRISTOPHER J. DELATORE
Vice President,
Commercial Relationship
Manager

DAVID J. DOLAN
Vice President,
Retail Lending Manager

LORI S. FRANTZ
Assistant Vice President,
Banking Center Manager

BRETT A. GALLION
Executive Vice President,
Chief Operations Officer,
Chief Information Officer

CARRIE A. GERBER
Officer,
Senior Credit Analyst

ADAM GRATE
Officer,
Commercial Portfolio Manager

RYAN A. GROSSCHMIDT
Assistant Vice President,
Commercial Portfolio Manager

AMI K. HAMMOND
Assistant Vice President,
Mortgage Loan Originator

MARC R. HARVEY
Vice President,
Organizational Development

BENJAMIN J. HERSHBERGER
Assistant Vice President,
Banking Center Manager

MARIE E. HULL-GREEN
Vice President,
Trust Officer

JASON B. HUMMEL
Vice President,
Senior Loan Officer
Holmes County

JULIE A. JONES
Vice President,
Director of Human Resources

STEPHEN K. KILPATRICK
First Vice President,
Senior Credit Officer

DAWN M. LEMAY
Officer,
Consumer Lender

JEFFREY J. LEONE
Special Assets & Recovery Officer

GINA K. MARSHALL
Assistant Vice President,
Customer Service
Center Manager

BROC A. MARTIN
Assistant Vice President,
Compliance Officer

KEVIN J. MCALLISTER
Vice President,
Director of Wealth Management

ROBYN E. MCCLINTOCK
Vice President,
Regional Banking Center Manager

MICHAEL V. MCKELVEY
Vice President,
Retail Services Manager

PAULA J. MEILER
Senior Vice President,
Chief Financial Officer

ANDREA R. MILEY
Senior Vice President,
Chief Risk Officer

EDWARD J. MILLER
Vice President,
Operations Service Manager,
Security Officer

KERRY J. MILLER
Assistant Vice President,
Cash Management
Relationship Manager

MOLLY M. MOHR
Assistant Vice President,
Small Business
Relationship Manager

DANIEL L. MUSE
Officer,
Systems Administrator

JASON O. MYERS
Vice President,
Trust Officer

MARK A. NUMBERS
Vice President,
Commercial Relationship
Manager

SHAWN E. OSWALD
Vice President,
Information Security Officer,
OFAC Officer

AMY R. PATTERSON
Vice President,
Mortgage & Consumer
Lending Manager

MELANIE S. RABER
Assistant Vice President,
Commercial Loan
Documentation Manager

KATHY M. RINGWALT
Officer,
Lead Mortgage Underwriter

PATRICK O. RYAN
Officer,
Payments & Card
Services Manager

HERBERT C. SAWTELL
Vice President,
Commercial Relationship
Manager

ELIZABETH A. SIMONE
Officer,
BSA & AML Officer,
Compliance & Audit Analyst

A. CLAY SINNETT
Vice President,
Commercial Relationship
Manager

HARLAND L. STEBBINS III
Senior Vice President,
Senior Loan Officer

CHERYL J. STEINER
Vice President,
Investment Advisor
Representative

EDDIE L. STEINER
Chairman,
President,
Chief Executive Officer

STEPHEN J. STRUCKEL
Officer,
Mortgage Loan Originator

KRISTAL A. STULL
Officer,
Retail Operations Manager

ELAINE A. TEDROW
Assistant Vice President,
Banking Center Manager

JEANETTE M. TROYER
Assistant Vice President,
Banking Center Manager

ASHLEY E. VAUGHN
Vice President,
Digital Strategy,
Marketing,
Cash Management,
CRA Officer

ALICIA R. WALLACE
Vice President,
Commercial Relationship
Manager

BARRY A. WATTS
Vice President,
Information Systems Director

KATIE L. WINT
Assistant Vice President,
Loan Servicing Manager

CRYSTAL R. YODER
Officer,
iSeries Administrator

WENDY L. YODER
Officer,
Project Manager

BOARD OF
DIRECTORS



ROBERT BAKER	**JULIAN COBLENTZ**	**EDDIE STEINER**	**VIKKI BRIGGS**	**CHERYL KIRKBRIDE**	**JEFFERY ROBB, SR.**
Serving since 2001	Serving since 2015	Serving since 2001	Serving since 2018	Serving since 2018	Serving since 2001

THE COMMERCIAL & SAVINGS BANK
SENIOR MANAGEMENT



BUD STEBBINS	**ANDREA MILEY**	**EDDIE STEINER**	**PAULA MEILER**	**BRETT GALLION**
Senior Vice President, Senior Loan Officer	Senior Vice President, Chief Risk Officer	President, Chief Executive Officer	Senior Vice President, Chief Financial Officer	Executive Vice President, Chief Operations Officer, Chief Information Officer



ABOUT OUR

CORE VALUES AND PURPOSE

Profit Responsibility

As a for-profit institution, we are always mindful of our duty to the shareholders of this Company. Without profit, we cannot sustain our existence as an independent community bank or employer.



Customer Service

We exist to serve the needs of customers. Customer service is a primary consideration in everything we do. We strive to be recognized as setting the standard for customer service in all of our actions.



Employees

CSB employees are empowered and committed to bettering the way of life for everyone in the communities we serve. We owe our current and future success to their efforts.



Honesty

We maintain integrity in all of our dealings. Honesty and dependability are major foundations of our reputation, and all business conducted in this Company will be forthright.



Enjoyment

We choose to enjoy our work, life, and each other because our lives are enriched by interactions with and for one another. Enjoyment fosters enthusiasm and engagement, and it is contagious.



Growth

We are committed to sustainable growth. Our growth maintains our fitness as a service organization, providing the ability to continually invest in markets, products, services, and people.

SHAREHOLDER AND GENERAL
INQUIRIES

If you have questions regarding your CSB Bancorp, Inc. stock, please contact:

Computershare
Shareholder Services
462 South Fourth Street, Suite 1600
Louisville, Kentucky 40202
800.368.5948
www.computershare.com/investor

Peggy L. Conn
Corporate Secretary
CSB Bancorp, Inc.
91 North Clay Street, P.O. Box 232
Millersburg, Ohio 44654
330.674.9015 | 800.654.9015

If you are interested in purchasing shares of CSB Bancorp, Inc., you may contact your local broker or one of the following:

Cheryl J. Steiner
Vice President,
Investment Advisor Representative
330.763.2853
cheryl.steiner@ceterais.com

Alex Adams
Financial Advisor
234.262.8047
alexander.adams@ceterais.com

 **CSB** Investment Services

Powered by Cetera Investment Services LLC.

Thurston Springer
9000 Keystone Crossing 7th Floor
Indianapolis, Indiana 46240
317.581.4000
www.thurstonspringer.com

CSB Bancorp, Inc. is required to file an annual report on From 10-K annually with the Securities and Exchange Commission. A copy of our Annual Report on Form 10-K is available on our website after it is filed with the SEC. Copies of the Form 10-K Annual Report and the Company's quarterly reports will be furnished, free of charge, to shareholders by written request to:

Paula J. Meiler
Chief Financial Officer
CSB Bancorp, Inc.
91 North Clay Street, P.O. Box 232
Millersburg, Ohio 44654
330.674.9015 | 800.654.9015

Legal Counsel
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street, P.O. Box 1008
Columbus, Ohio 43216

BANKING CENTER
INFORMATION

CSB Corporate Headquarters
91 North Clay Street, P.O. Box 232
Millersburg, OH 44654
800.654.9015 | 330.674.9015
www.csb1.com

CSB Investment Services
91 South Clay Street
Millersburg, OH 44654
Not FDIC Insured | No Bank Guarantee | May Lose Value

Trust & Wealth Management Locations
91 North Clay Street, P.O. Box 232
Millersburg, OH 44654

3562 Commerce Parkway
Wooster, OH 44691

600 South Main Street
North Canton, OH 44720


CSBB
STOCK LISTING
COMMON SYMBOL

The annual meeting of shareholders is scheduled to be held on:
Wednesday, April 26, 2023 at 7:00 p.m. at the Carlisle Inn in Walnut Creek, Ohio

 

Customized Service

Principled Growth

High-touch Technology

Community Investment

Local Experts